Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER
among:
MIRAMAR LABS, INC.,
a Delaware corporation;
SIENTRA, INC.,
a Delaware corporation; and
DESERT ACQUISITION CORPORATION,
a Delaware corporation
___________________________
Dated as of June 11, 2017
___________________________

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TABLE OF CONTENTS
(continued)

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TABLE OF CONTENTS
(continued)

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AGREEMENT AND PLAN OF MERGER
THIS AGREEMENT AND PLAN OF MERGER (“Agreement”) is made and entered into as of June 11, 2017, by and among SIENTRA, INC., a Delaware corporation (“Parent”); DESERT ACQUISITION CORPORATION, a Delaware corporation and a wholly owned subsidiary of Parent (“Purchaser”); and MIRAMAR LABS, INC., a Delaware corporation (the “Company”). Certain capitalized terms used in this Agreement are defined in Exhibit A.
RECITALS
A.Parent has agreed to cause Purchaser to commence a cash tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to acquire all of the outstanding shares of Company Common Stock (the “Shares”) for (i) $0.3149 per Share, in cash, without interest (such amount, or any greater amount per Share paid pursuant to the Offer, as such amount may be adjusted pursuant to Section 1.1(b), the “Cash Portion”), and (ii) the contractual right pursuant to the Contingent Value Rights Agreement in the form attached hereto as Annex II (as it may be amended from time to time, the “CVR Agreement”), to receive one or more contingent payments upon the achievement of certain milestones as set forth in the CVR Agreement, without interest (the “CVR Portion”, and together with the Cash Portion, the “Offer Price”), subject to any applicable withholding and upon the terms and subject to the conditions of this Agreement.
B.    Following the consummation of the Offer, upon the terms and conditions set forth herein, Purchaser will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving corporation in the Merger (the “Surviving Corporation”), on the terms and subject to the conditions set forth in this Agreement, whereby, except as expressly provided in Section 2.5, (i) each issued and outstanding Share not owned by Parent, Purchaser, the Company or any Subsidiary of the Company as of the Effective Time shall be converted into the right to receive the Offer Price, in cash, without interest and (ii) the Company shall become a wholly owned Subsidiary of Parent as a result of the Merger.
C.    The Board of Directors of the Company has (i) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (ii) agreed that the Merger Agreement shall be subject to Section 251(h) of the DGCL, (iii) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger and (iv) unanimously resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).
D.    The Board of Directors of each of Parent and Purchaser have approved this Agreement and declared it advisable for Parent and Purchaser, respectively, to enter into this Agreement.
E.    Each of Parent and the Company acknowledges and agrees that the Merger shall be governed by, and effected pursuant to, Section 251(h) of the DGCL and shall, subject to satisfaction of the conditions set forth in this Agreement, be consummated immediately following the Offer Acceptance Time.
F.    Concurrently with the execution and delivery of this Agreement, and as a condition and inducement to Parent and Purchaser entering into this Agreement, certain holders of the Shares (the “Principal Stockholders”) have entered into tender and support agreements, dated as of the date hereof, in substantially the form set forth in Annex III, pursuant to which, among other things, each of the Principal Stockholders has agreed to tender his, her or its Shares to Purchaser in the Offer (the “Tender Agreements”).

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AGREEMENT
The Parties to this Agreement, intending to be legally bound, agree as follows:
SECTION 1.    THE OFFER
1.1    The Offer.
(a)    Commencement of the Offer. Provided that this Agreement shall not have been terminated in accordance with Section 8, as promptly as practicable after the date of this Agreement but in no event more than ten (10) business days after the date of this Agreement, Purchaser shall (and Parent shall cause Purchaser to) commence (within the meaning of Rule 14d -2 under the Exchange Act) the Offer.
(b)    Terms and Conditions of the Offer. The obligations of Purchaser to, and of Parent to cause Purchaser to, accept for payment, and pay for, any Shares validly tendered (and not validly withdrawn) pursuant to the Offer are subject to the terms and conditions of this Agreement, including the prior satisfaction of the Minimum Condition and the satisfaction or waiver of the other conditions set forth in Annex I (collectively, the “Offer Conditions”). The Offer shall be made by means of an offer to purchase (the “Offer to Purchase”) that contains the terms set forth in this Agreement, including the Minimum Condition and the other Offer Conditions. Purchaser expressly reserves the right to (i) increase the Offer Price, (ii) waive any Offer Condition and (iii) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of this Agreement; provided, however, that without the prior written consent of the Company, Purchaser shall not (A) decrease the Cash Portion or amend the terms of the CVR Agreement, (B) change the form of consideration payable in the Offer, (C) decrease the maximum number of Shares sought to be purchased in the Offer, (D) impose conditions or requirements to the Offer in addition to the Offer Conditions, (E) amend or modify any of the Offer Conditions in a manner that adversely affects any holder of Shares in its capacity as such or (F) change or waive the Minimum Condition. The Offer may not be withdrawn prior to the Expiration Date (or any rescheduled Expiration Date) of the Offer, unless this Agreement is terminated in accordance with Section 8.
(c)    Expiration and Extension of the Offer. The Offer shall initially be scheduled to expire at 8:00 a.m. Eastern Time, on the twenty-first (21st) business day following the Offer Commencement Date, determined as set forth in Rule 14d-1(g)(3) and Rule 14e-1(a) under the Exchange Act (unless otherwise agreed to in writing by Parent and the Company) (the “Initial Expiration Date,” such date or such subsequent date and time to which the expiration of the Offer is extended in accordance with the terms of this Agreement, the “Expiration Date”). Notwithstanding anything to the contrary contained in this Agreement, but subject to the Parties’ respective termination rights under Section 8: (i) if, as of the scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived, Purchaser shall extend the Offer on one or more occasions, for an additional period of up to ten (10) business days per extension, to permit such Offer Condition to be satisfied; and (ii) Purchaser shall extend the Offer from time to time for any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof or the OTC applicable to the Offer; provided, however, that in no event shall Purchaser be required to extend the Offer beyond the valid termination of this Agreement in compliance with Section 8. Purchaser shall not terminate the Offer prior to any scheduled Expiration Date without the prior written consent of the Company except in the event that this Agreement is terminated pursuant to Section 8.
(d)    Termination of Offer. In the event that this Agreement is terminated pursuant to Section 8.1, Purchaser shall (and Parent shall cause Purchaser to) promptly (and, in any event, within two (2) business days of such termination), irrevocably and unconditionally terminate the Offer and shall not acquire any Shares pursuant to the Offer. If the Offer is terminated or withdrawn by Purchaser, Purchaser

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shall promptly return, and shall cause any depository acting on behalf of Purchaser to return, in accordance with applicable Legal Requirements, all tendered Shares to the registered holders thereof.
(e)    Offer Documents. On the date of commencement of the Offer (within the meaning of Rule 14d-2 under the Exchange Act), Parent and Purchaser shall (i) file with the SEC a tender offer statement on Schedule TO with respect to the Offer (together with all amendments and supplements thereto and including exhibits thereto, the “Schedule TO”) that will contain or incorporate by reference the Offer to Purchase and form of the related letter of transmittal and (ii) cause the Offer to Purchase and related documents to be disseminated to holders of Shares. Parent and Purchaser agree that they shall cause the Schedule TO and all exhibits, amendments or supplements thereto (which together constitute the “Offer Documents”) filed by either Parent or Purchaser with the SEC to comply in all material respects with the Exchange Act and the rules and regulations thereunder and other applicable Legal Requirements. The information contained in the Offer Documents, as of such Offer Document’s respective date, shall not be false or misleading in any material respect, and each of Parent, Purchaser and the Company agrees to promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and Parent further agrees to take all steps necessary to cause the Offer Documents as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. The Company shall promptly furnish or otherwise make available to Parent and Purchaser or Parent’s legal counsel all information concerning the Company and the Company’s stockholders that may be required under applicable Legal Requirements and/or in connection with any action contemplated by this Section 1.1(e). The Company and its counsel shall be given reasonable opportunity to review and comment on the Offer Documents prior to the filing thereof with the SEC (and Parent and Purchaser shall consider any such comments in good faith). Parent and Purchaser agree to provide the Company and its counsel with any comments Parent, Purchaser or their counsel may receive from the SEC or its staff with respect to the Offer Documents promptly after receipt of such comments. Each of Parent and Purchaser shall respond promptly to any comments of the SEC or its staff with respect to the Offer Documents or the Offer.
(f)    Funds. Subject to Section 8.3, Parent shall cause to be provided to Purchaser all of the funds necessary to purchase the Shares that Purchaser becomes obligated to purchase pursuant to the Offer, and shall cause Purchaser to perform, on a timely basis, all of Purchaser’s obligations under this Agreement. Parent and Purchaser shall, and each of Parent and Purchaser shall ensure that all of their respective controlled Affiliates shall, tender any Shares held by them into the Offer.
(g)    CVR Agreement. Parent and the Rights Agent shall, at or prior to the Offer Acceptance Time, duly authorize, execute and deliver the CVR Agreement.
1.2    Company Actions.
(a)    Schedule 14D-9. As promptly as practicable on the day that the Offer is commenced, following the filing of the Schedule TO, the Company shall file with the SEC and disseminate to holders of Shares, in each case as and to the extent required by applicable federal securities laws and Section 262 of the DGCL, a Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits, amendments or supplements thereto, the “Schedule 14D-9”) that, subject to Section 6.1(b), shall reflect the Company Board Recommendation and include a notice of appraisal rights in accordance with Section 262 of the DGCL. Prior to such filing and dissemination the Company shall set the Stockholder List Date as the record date for the purpose of receiving the notice required by Section 262(d)(2) of the DGCL. The Company agrees that it will cause the Schedule 14D-9 to comply in all material respects with the Exchange Act and other applicable Legal Requirements and for the notice to comply with Section 262

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of the DGCL. The information contained in the Schedule 14D-9, as of its date, shall not be false or misleading in any material respect and each of Parent, Purchaser and the Company agrees to respond promptly to any comments of the SEC or its staff and to promptly correct any information provided by it for use in the Schedule 14D-9 if and to the extent that such information shall have become false or misleading in any material respect, and the Company further agrees to take all steps necessary to cause the Schedule 14D-9 as so corrected to be filed with the SEC and to be disseminated to holders of Shares, in each case as and to the extent required by applicable federal securities laws. Parent and its counsel shall be given reasonable opportunity to review and comment on the Schedule 14D-9 and any amendment thereto prior to the filing thereof with the SEC (and the Company shall consider any such comments in good faith). Unless the Company’s Board of Directors has made a Company Adverse Change Recommendation, the Company agrees to provide Parent and its counsel with any comments the Company or its counsel may receive from the SEC or its staff with respect to the Schedule 14D-9 promptly after receipt of such comments. The Company shall respond promptly to any comments of the SEC or its staff with respect to the Schedule 14D-9.
(b)    Stockholder Lists. The Company shall promptly furnish Parent with a list of its stockholders, mailing labels and any available listing or computer file containing the names and addresses of all record holders of Shares and lists of securities positions of Shares held in stock depositories, in each case accurate and complete as of the most recent practicable date, and shall provide to Parent such additional information (including updated lists of stockholders, mailing labels and lists of securities positions) and such other assistance as Parent may reasonably request in connection with the Offer and the Merger. (The date of the list used to determine the Persons to whom the Offer Documents and Schedule 14D-9 are first disseminated, the “Stockholder List Date.”) Parent and Purchaser and their agents shall hold in confidence the information contained in any such labels, listings and files, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver, and shall use their reasonable efforts to cause their agents to deliver, to the Company (or destroy) all copies and any extracts or summaries from such information then in their possession or control.
SECTION 2.    MERGER TRANSACTION
2.1    Merger of Purchaser into the Company. Upon the terms and subject to the conditions set forth in this Agreement and in accordance with Section 251(h) of the DGCL, at the Effective Time, the Company and Parent shall consummate the Merger, whereby Purchaser shall be merged with and into the Company, and the separate existence of Purchaser shall cease. The Company will continue as the Surviving Corporation.
2.2    Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.
2.3    Closing; Effective Time.
(a)    Unless this Agreement shall have been terminated pursuant to Section 8, and unless otherwise mutually agreed in writing between the Company, Parent and Purchaser, the consummation of the Merger (the “Closing”) shall take place at the offices of Cooley LLP, 1333 2nd Street, Suite 400, Santa Monica, CA 90401, at 8:30 a.m. Eastern Time on the same date as the Offer Acceptance Time and immediately following the Offer Acceptance Time except that if the condition set forth in Section 7.1 shall not be satisfied or waived by such date in which case no later than the first business day on which the conditions set forth in Section 7.1 are satisfied or waived. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date.”

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(b)    Subject to the provisions of this Agreement, as soon as practicable on the Closing Date, the Company and Purchaser shall file or cause to be filed a certificate of merger with the Secretary of State of the State of Delaware with respect to the Merger, in such form as required by, and executed and acknowledged in accordance with, the relevant provisions of the DGCL. The Merger shall become effective upon the date and time of the filing of such certificate of merger with the Secretary of State of the State of Delaware or such later date and time as is agreed upon in writing by the parties hereto and specified in the certificate of merger (such date and time, the “Effective Time”).
2.4    Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent prior to the Effective Time:
(a)    the Certificate of Incorporation of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to Exhibit B;
(b)    the Bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the Bylaws of Purchaser as in effect immediately prior to the Effective Time; and
(c)    the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the respective individuals who are the directors and officers of Purchaser immediately prior to the Effective Time.
2.5    Conversion of Shares.
(a)    At the Effective Time, by virtue of the Merger and without any further action on the part of Parent, Purchaser, the Company or any stockholder of the Company:
(i)    any Shares then held by the Company (or held in the Company’s treasury) shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(ii)    any Shares then held by Parent, Purchaser or any other wholly owned Subsidiary of Parent shall be canceled and retired and shall cease to exist, and no consideration shall be delivered in exchange therefor;
(iii)    any Shares held by any wholly owned Subsidiary of the Company shall not be cancelled, shall remain outstanding, and shall not be entitled to receive the Merger Consideration described in clause “(iv)” below;
(iv)    except as provided in clauses “(i)”, “(ii)” and “(iii)” above and subject to Section 2.5(b), each Share then outstanding (other than any Dissenting Shares, as defined below) shall be converted into the right to receive (A) the Cash Portion plus (B) the CVR Portion (the “Merger Consideration”), subject to any applicable withholding, and each holder of a Certificate or a Book-Entry Share shall cease to have any rights with respect thereto, except the right to receive the Merger Consideration upon surrender of such Certificate or Book-Entry Share in accordance with Section 2.6; and
(v)    each share of the common stock, $0.01 par value per share, of Purchaser then outstanding shall be converted into one share of common stock of the Surviving Corporation.

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(b)    If, between the date of this Agreement and the Effective Time, the outstanding Shares are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification or other similar transaction, then the Merger Consideration shall be appropriately adjusted.
2.6    Surrender of Certificates; Stock Transfer Books.
(a)    Prior to the Effective Time, Parent shall designate a bank or trust company reasonably acceptable to the Company to act as agent (the “Depository Agent”) for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 1.1(b) and to act as agent (the “Paying Agent”) for the holders of shares of Company Common Stock to receive the funds to which such holders shall become entitled pursuant to Section 2.5 and to act as rights agent (in such capacity, the “Rights Agent”) under the CVR Agreement. At or prior to the Effective Time, Parent shall deposit, or shall cause to be deposited, with the Depository Agent cash sufficient to make payment of the aggregate Cash Portion payable pursuant to Section 1.1(b) and with the Paying Agent aggregate cash sufficient to make payment of the aggregate Cash Portion payable pursuant to Section 2.5 (together, the “Payment Fund”); provided that Parent shall not be required to deposit the funds related to the CVR Portion with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. The Payment Fund shall not be used for any other purpose. The Payment Fund shall be invested by the Paying Agent as directed by the Surviving Corporation or Parent; provided, that such investments shall be in obligations of or guaranteed by the United States of America in commercial paper obligations rated A-1 or P-1 or better by Moody's Investors Service, Inc. or Standard & Poor's Corporation, respectively, in certificates of deposit, bank repurchase agreements or banker's acceptances of commercial banks with capital exceeding $1 billion, or in money market funds having a rating in the highest investment category granted by a recognized credit rating agency at the time of acquisition or a combination of the foregoing and, in any such case, no such instrument shall have a maturity exceeding three (3) months.
(b)    Promptly after the Effective Time (but in no event later than five (5) business days thereafter), the Surviving Corporation shall cause to be mailed to each Person who was, at the Effective Time, a holder of record of the shares of Company Common Stock entitled to receive the Merger Consideration pursuant to Section 2.5 (including in connection with an exercise or deemed exercise of a Company Warrant pursuant to Section 2.8) a form of letter of transmittal (which shall be in reasonable and customary form and shall specify that delivery shall be effected, and risk of loss and title to the certificates evidencing such shares (the “Certificates”) shall pass, only upon proper delivery of the Certificates (or effective affidavits of loss in lieu thereof) to the Paying Agent) and instructions for use in effecting the surrender of the Certificates or Book-Entry Shares pursuant to such letter of transmittal. Upon surrender to the Paying Agent of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may be required pursuant to such instructions, the holder of such Certificates or Book-Entry Shares shall be entitled to receive in exchange therefor the Merger Consideration for each share of Company Common Stock formerly evidenced by such Certificates or Book-Entry Shares, and such Certificates and Book-Entry Shares shall then be canceled. No interest shall accrue or be paid on the Cash Portion payable upon the surrender of any Certificates or Book-Entry Shares for the benefit of the holder thereof. If the payment of any Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificates formerly evidencing the shares of Company Common Stock is registered on the stock transfer books of the Company, it shall be a condition of payment that the Certificate so surrendered shall be endorsed properly or otherwise be in proper form for transfer and that the Person requesting such payment shall have paid all transfer and other similar Taxes required by reason of the payment of the Merger Consideration to a Person other than the registered holder of the Certificate surrendered, or shall have established to the

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satisfaction of the Surviving Corporation that such Taxes either have been paid or are not applicable. None of the Parent, Purchaser and the Surviving Corporation shall have any liability for the transfer and other similar Taxes described in this Section 2.6(b) under any circumstance. Payment of the applicable Merger Consideration with respect to Book-Entry Shares shall only be made to the Person in whose name such Book-Entry Shares are registered.
(c)    At any time following six (6) months after the Effective Time, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds which had been made available to the Paying Agent and not disbursed to holders of Certificates or Book-Entry Shares (including, all interest and other income received by the Paying Agent in respect of all funds made available to it), and, thereafter, such holders shall be entitled to look to the Surviving Corporation (subject to abandoned property, escheat and other similar Legal Requirements) only as general creditors thereof with respect to the Merger Consideration that may be payable upon due surrender of the Certificates or Book-Entry Shares held by them. Notwithstanding the foregoing, neither the Surviving Corporation nor the Paying Agent shall be liable to any holder of Certificates or Book-Entry Shares for the Merger Consideration delivered in respect of such share to a public official pursuant to any abandoned property, escheat or other similar Legal Requirements. Any amounts remaining unclaimed by such holders at such time at which such amounts would otherwise escheat to or become property of any Governmental Body shall become, to the extent permitted by applicable Legal Requirements, the property of the Surviving Corporation or its designee, free and clear of all claims or interest of any Person previously entitled thereto.
(d)    At the close of business on the Closing Date, the stock transfer books of the Company with respect to the shares of Company Common Stock shall be closed and thereafter there shall be no further registration of transfers of shares of Company Common Stock on the records of the Company. From and after the Effective Time, the holders of the shares of Company Common Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such shares except as otherwise provided herein or by applicable Legal Requirements.
(e)    If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as Parent may direct, as indemnity against any claim that may be made against it with respect to such Certificate (which shall not exceed the Merger Consideration payable with respect to such Certificate), the Paying Agent will pay (less any amounts entitled to be deducted or withheld pursuant to Section 2.11), in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the shares of Company Common Stock formerly represented by such Certificate, as contemplated by this Section 2.
2.7    Dissenters’ Rights. Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock outstanding immediately prior to the Effective Time, and held by holders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares”), shall not be converted into the right to receive Merger Consideration, but shall, by virtue of the Merger, be entitled to only such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost such holder’s right to appraisal and payment under the DGCL, such holder’s shares of Company Common Stock shall be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration (less any amounts entitled to be deducted or withheld pursuant to Section 2.11), and such shares shall not be deemed to be Dissenting Shares. The Company shall

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not, without the prior written consent of Parent (not to be unreasonably withheld, conditioned or delayed), make any payment with respect to, or settle or offer to settle, any such demands. The Company shall provide each of the holders of Company Common Stock as of the record date for the purpose of receiving the notice required by Section 262(d) of the DGCL with the notice contemplated thereby as part of the Schedule 14D-9.
2.8    Treatment of Company Options and Warrants; Retention Plan.
(a)    As of the Effective Time, each Company Option that is then outstanding and unexercised, whether or not vested, shall be cancelled. Further, with respect to those Persons holding such cancelled Company Options with an exercise price per Share that is less than the Cash Portion (each, an “In-the-money Option”), each such cancelled In-the-money Option shall be converted into the right to receive (i) cash in an amount equal to (A) the total number of Shares subject to such Company Option immediately prior to the Effective Time (without regard to vesting) multiplied by (B) the excess, if any, of (x) the Cash Portion over (y) the exercise price payable per Share under such Company Option, without interest (the “Closing Option Payment”), plus (ii) the right to receive the CVR Portion for each Share subject to such In-the-money Option (without regard to vesting), which amount shall be paid in accordance with Section 2.8(d). No holder of a cancelled Company Option that has an exercise price per Share that is equal to or greater than the Cash Portion (an “Out-of-the-money Option”) shall be entitled to any payment with respect to such cancelled Company Option before or after the Effective Time. The Company shall accelerate (contingent upon the Effective Time) the vesting of each unvested Company Option on the date that is at least ten (10) calendar days prior to the Effective Time (such date, the “Acceleration Date”) and, for a period of at least five (5) calendar days following the Acceleration Date, allow each holder of a Company Option to exercise all or a portion of the Company Option, effective immediately prior to, and contingent upon, the Effective Time. Prior to the Closing, the Company shall mail or deliver to each holder of Company Options a letter describing the treatment of and payment, if applicable, for the Company Options that are outstanding and unexercised immediately prior to the Effective Time pursuant to Section 2.8(a), and provide instructions for exercise and obtaining payment, if applicable, for any such Company Options, as applicable, which shall be conditioned on such holder of Company Options executing an agreement (an “Optionholder Agreement”) providing for a release of claims in form and substance reasonably satisfactory to Parent.
(b)    As of the Effective Time, each Participant shall have the right to receive (i) the portion of his or her Bonus Amount under the Retention Plan (as each such term is defined in the Retention Plan) due and payable at the Closing (the “Closing Retention Plan Payments”) plus (ii) the right to receive a CVR Portion, which amount shall be paid in accordance with the Retention Plan and Section 2.8(d). Parent’s obligation to pay, or cause the Surviving Corporation to pay, such Closing Retention Plan Payment and CVR Portion to each such Participant shall be conditioned on such Participant executing a Participation Agreement (as each such term is defined in the Retention Plan).
(c)    Prior to the Initial Expiration Date, the Company shall satisfy all of its notification requirements under the terms of each outstanding and unexercised Company Warrant that relate to or that are otherwise triggered by the Transactions. All Shares issued to holders of Company Warrants pursuant to an exercise or deemed exercise of Company Warrants shall be made through Book-Entry Shares.
(d)    At or prior to the Effective Time, Parent shall deposit (or cause to be deposited) with the Company, cash equal to the aggregate amount of (i) the Closing Option Payments owed to all holders of In-the-money Options and (ii) the Closing Retention Plan Payments owed to all Participants. No later than the second Company payroll date following the Effective Time (such date, the “Payroll Date”), the applicable holders of In-the-money Options and the Participants shall receive a payment from the Company or the Surviving Corporation, through its payroll system or payroll provider (with respect to Employee

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Options and Bonus Amounts) or through its accounts payable system (with respect to Non-Employee Options), in respect of the Closing Option Payments (net of applicable withholding) required to be paid to such holders in respect of such In-the-money Options that are cancelled and converted pursuant to Section 2.8(a) or to such Participants in respect of Closing Retention Plan Payments pursuant to Section 2.8(c). If a Milestone (as defined in the CVR Agreement) is attained, then Parent shall deposit (or cause to be deposited) with the Company or the Surviving Corporation, not later than the date of delivery of the Milestone Compliance Certificate (as defined in the CVR Agreement) cash equal to the aggregate amount of (i) the CVR Portion with respect to such Milestone that is payable to all holders of In-the-money Options and (ii) the CVR Portion with respect to such Milestone that is payable to all Participants, and no later than the second Company or Surviving Corporation payroll date following such delivery of the Milestone Compliance Certificate each applicable holder of an In-the-money Option and each Participant shall receive a payment (net of applicable withholding) from the Company or the Surviving Corporation, through its payroll system or payroll provider (with respect to Employee Options and Bonus Amounts) or through its accounts payable system (with respect to Non-Employee Options), in respect of the CVR Portion payable to such applicable holder of an In-the-money Option or such Participant.
2.9    Loan Payoff. Prior to the Closing, the Company shall satisfy all notification and consent requirements, as applicable, under the terms of the SVB Loan Agreement. No less than five business days prior to the Closing Date, the Company shall obtain a payoff letter (the “Payoff Letter”) for the SVB Loan Agreement, which Payoff Letter shall (a) provide the dollar amount of all Indebtedness required to be paid under the SVB Loan Agreement in order to fully and finally pay off such Indebtedness as of the Closing (the “Payoff Amount”) and (b) indicate that the Acquired Corporations shall be discharged from any and all obligations pursuant to such Indebtedness (and any documentation in connection therewith shall terminate) and that all Encumbrances securing the Indebtedness shall be released from and after the Closing Date automatically upon payment of the Payoff Amount. Parent and/or Purchaser shall pay the Payoff Amount in full on the Closing Date on behalf of the Company.
2.10    Company Transaction Expenses. Prior to the Closing, the Company shall deliver to Parent a notice setting forth all legal, accounting, financial advisory, investment banking, consulting, finders and all other fees and expenses of third parties incurred or payable by or on behalf of the Company or any of its Subsidiaries in connection with the Transactions (“Company Transaction Expenses”). Parent and/or Purchaser shall pay all Company Transaction Expenses in full on the Closing Date on behalf of the Company to the appropriate payees.
2.11    Withholding. Each of the Surviving Corporation, Parent and Purchaser shall be entitled to deduct and withhold (or cause the Paying Agent to deduct and withhold) from the Offer Price or Merger Consideration payable to any holder of the Shares, Company Options or any other amounts otherwise payable pursuant to this Agreement such amounts as it determines in good faith are required by any Legal Requirement to be deducted and withheld. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common Stock, In-the-money Options or other recipient of consideration hereunder in respect of which such deduction and withholding was made.
2.12    Further Action. If, at any time after the Effective Time, any further action is reasonably determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation with full right, title and possession of and to all rights and property of Purchaser and the Company, the officers and directors of the Surviving Corporation and Parent shall be fully authorized (in the name of Purchaser, in the name of the Company and otherwise) to take such action.

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SECTION 3.    REPRESENTATIONS AND WARRANTIES OF THE COMPANY
The Company hereby represents and warrants to Parent and Purchaser as follows (it being understood that each representation and warranty contained in Section 3 is subject to (a) exceptions and disclosures set forth in the part or subpart of the Company Disclosure Schedule corresponding to the particular Section or subsection in this Section 3; (b) any exception or disclosure set forth in any other part or subpart of the Company Disclosure Schedule to the extent it is reasonably apparent from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the Company SEC Documents filed on or after January 1, 2016 and prior to the date of this Agreement other than any information in the “Risk Factors” or “Forward-Looking Statements” sections of such Company SEC Documents or other forward-looking statements in such Company SEC Documents):
3.1    Due Organization; Subsidiaries Etc.
(a)    The Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used. The Company is qualified or licensed to do business as a foreign Entity, and is in good standing, in each jurisdiction where the nature of its business requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have and would not reasonably be expected to have a Material Adverse Effect.
(b)    Part 3.1(b) of the Company Disclosure Schedule identifies each Subsidiary of the Company and indicates its jurisdiction of organization. Neither the Company nor any of its Subsidiaries owns any capital stock of, or any other equity interest of, or any equity interest of any nature in, any other Entity, other than the Entities identified in Part 3.1(b) of the Company Disclosure Schedule. None of the Acquired Corporations has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future equity or debt investment in or capital contribution to any other Entity.
(c)    Each Subsidiary of the Company is an Entity duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.
3.2    Certificate of Incorporation and Bylaws. The Company has delivered or made available to Parent or Parent’s Representatives accurate and complete copies of the Certificate of Incorporation, bylaws and other charter and organizational documents of each of the Acquired Corporations, including all amendments thereto, as in effect on the date hereof, which organizational documents are all in full force and effect.
3.3    Capitalization, Etc.
(a)    The authorized capital stock of the Company consists of: (i) 100,000,000 shares of Company Common Stock, of which 9,334,857 shares have been issued and are outstanding as of the close of business on June 6, 2017 (the “Determination Date”); and (ii) 5,000,000 shares of the Company’s preferred stock, par value of $0.001 per share, of which no shares have been issued or are outstanding. All of the outstanding shares of Company Common Stock have been duly authorized and validly issued, and are fully paid and nonassessable.
(b)    (i) None of the outstanding shares of Company Common Stock are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding shares of Company Common Stock are subject to any right of first

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refusal in favor of the Company; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Company Contract relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any shares of Company Common Stock. The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding shares of Company Common Stock or other securities. The Company Common Stock constitutes the only outstanding class of securities of the Company or its Subsidiaries registered under the Securities Act.
(c)    As of the close of business on the Determination Date: (i) 1,374,686 shares of Company Common Stock are subject to issuance pursuant to Company Options granted and outstanding under the 2006 Plan; (ii) 83,319 shares of Company Common Stock are subject to issuance pursuant to the Company Warrants; and (iii) 107,563 shares of Company Common Stock are reserved for future issuance under the 2006 Plan. As of the Determination Date, the weighted average exercise price of the Company Options outstanding as of that date was $5.1802. All outstanding Company Options and other Company Equity Awards have been granted under the 2006 Plan. The Company has delivered or made available to Parent or Parent’s Representatives copies of the 2006 Plan covering the Company Options outstanding as of the date of this Agreement, the forms of all stock option agreements evidencing such Company Options and the forms of all warrants evidencing the Company Warrants. Other than as set forth in this Section 3.3(c), there is no issued, reserved for issuance, outstanding or authorized stock award, stock option, restricted stock unit award, stock appreciation, phantom stock, profit participation or similar rights or equity-based awards with respect to the Company or any of its Subsidiaries.
(d)    Except as set forth in this Section 3.3, there are no: (i) outstanding shares of capital stock, or other equity interest in, any Acquired Corporation; (ii) outstanding subscriptions, options, calls, warrants or rights (whether or not currently exercisable) to acquire any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Acquired Corporation; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Acquired Corporation; or (iv) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which any Acquired Corporation is or will become obligated to sell or otherwise issue any shares of its capital stock or any other securities.
(e)    All of the outstanding capital stock or other voting securities of, or ownership interests in, each Subsidiary of the Company is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.
3.4    SEC Filings; Financial Statements.
(a)    The Company has filed or furnished on a timely basis all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated therein) required to be filed or furnished by the Company with the SEC (the “Company SEC Documents”). As of their respective dates, the Company SEC Documents complied in all material respects with the requirements of the Securities Act, the Exchange Act or the Sarbanes-Oxley Act, as the case may be, and the rules and regulations of the SEC promulgated thereunder applicable to such Company SEC Documents and, except

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to the extent that information contained in such Company SEC Document has been revised, amended, modified or superseded (prior to the date of this Agreement) by a later filed Company SEC Document, none of the Company SEC Documents when filed or furnished contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
(b)    The consolidated financial statements (including any related notes and schedules) contained or incorporated by reference in the Company SEC Documents: (i) complied or, if filed with or furnished to the SEC subsequent to the date of this Agreement, will comply as to form in all material respects with the published rules and regulations of the SEC applicable thereto; (ii) were prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods covered (except as may be indicated in the notes to such financial statements or as permitted by Regulation S-X, or, in the case of unaudited financial statements, as permitted by Form 10-Q, Form 8-K or any successor form under the Exchange Act); and (iii) fairly present in all material respects, the consolidated financial position of the Company and its consolidated Subsidiaries as of the respective dates thereof and the consolidated results of operations and cash flows of the Company and its consolidated Subsidiaries for the periods covered thereby (subject, in the case of the unaudited financial statements, to normal and recurring year-end adjustments that are not, individually or in the aggregate, material). No financial statements of any Person other than the Company are required by GAAP to be included in the consolidated financial statements of the Company.
(c)    The Company maintains, and at all times has maintained, a system of internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) which is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, and includes those policies and procedures that: (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Acquired Corporations; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and that receipts and expenditures are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the assets of the Acquired Corporations that could have a material effect on the financial statements. The Company’s management has completed an assessment of the effectiveness of the Company’s system of internal controls over financial reporting in compliance with the requirements of Section 404 of the Sarbanes-Oxley Act for the fiscal year ended December 31, 2016, and such assessment concluded that such controls were effective. Neither the Company nor, to the knowledge of the Company, the Company’s independent registered accountant has identified or been made aware of: (1) any significant deficiency or material weakness in the design or operation of internal control over financial reporting utilized by the Company; (2) any illegal act or fraud, whether or not material, that involves the management or other employees of the Company; or (3) any claim or allegation regarding any of the foregoing.
(d)    The Company maintains and has maintained, disclosure controls and procedures required by Rule 13a-15 or 15d-15 under the Exchange Act that are designed to provide reasonable assurance that all information required to be disclosed in the Company’s reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and that all such information is accumulated and communicated to the Company’s management as appropriate to allow timely decisions regarding required disclosure and to enable each of the principal executive officer of the Company and the principal financial officer of the Company to make the certifications required under the Exchange Act with respect to such reports. The Company has evaluated

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the effectiveness of the Company’s disclosure controls and procedures and, to the extent required by applicable law, presented in any applicable Company SEC Document that is a report on Form 10-K or Form 10-Q or any amendment thereto its conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by such report or amendment based on such evaluation; and, to the extent required by applicable law, disclosed in such report or amendment any change in the Company’s internal control over financial reporting that occurred during the period covered by such report or amendment that has materially affected, or is reasonably likely to materially affect, the Company’s internal control over financial reporting. The Company is in compliance in all material respects with all current listing and corporate governance requirements of the OTC.
(e)    The Company is not a party to, nor has it any obligation or other commitment to, become a party to any securitization transaction, off-balance sheet partnership or any similar Contract (including any Contract relating to any transaction or relationship between or among the Company, on the one hand, and any unconsolidated Affiliate, including any structured finance, special purpose or limited purpose Entity, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)) where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company in the Company’s published financial statements or other Company SEC Documents.
(f)    As of the date of this Agreement, there are no outstanding or unresolved comments in comment letters received from the SEC with respect to the Company SEC Documents. To the knowledge of the Company, none of the Company SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC or any internal investigations pending or threatened, in each case regarding any accounting practices of the Company.
(g)    Each document required to be filed by the Company with the SEC in connection with the Offer (the “Company Disclosure Documents”) (including the Schedule 14D-9), and any amendments or supplements thereto, when filed, distributed or disseminated, as applicable, will comply as to form in all material respects with the applicable requirements of the Exchange Act. The Company Disclosure Documents, at the time of the filing of such Company Disclosure Documents with the SEC or any supplement or amendment thereto and at the time of any distribution or dissemination thereof to the Company’s stockholders and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(i)    The information with respect to the Company that the Company furnishes to Parent or Purchaser in writing specifically for use in the Schedule TO and the Offer Documents, at the time of the filing of the Schedule TO, at the time of any distribution or dissemination of the Offer Documents to the Company’s stockholders and at the time of the consummation of the Offer, will not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.
(ii)    Notwithstanding the foregoing, the Company makes no representation with respect to statements made or incorporated by reference therein based on information supplied by or on behalf of Parent or Purchaser for inclusion or incorporation by reference in the Company Disclosure Documents.

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(h)    Neither the Company nor any of its Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers in violation of the Sarbanes-Oxley Act.
3.5    Absence of Changes. Since December 31, 2016 through the date of this Agreement, (a) except for discussions, negotiations and transactions related to this Agreement or other potential strategic transactions, the Acquired Corporations have operated in all material respects in the ordinary course of business consistent with past practice and (b) there has not occurred any event, change, action, failure to act or transaction that, individually or in the aggregate, has had or would be reasonably expected to have, a Material Adverse Effect. Since March 31, 2017 through the date of this Agreement, the Acquired Corporations have not taken any actions which, had such actions been taken after the date of this Agreement, would have required the written consent of Parent pursuant to Section 5.2(b)(i)-(iii), (vii), (viii), (xi)-(xiii), (xv)-(xxii) or (xxiii) (with respect to the foregoing clauses only).
3.6    Title to Assets. The Acquired Corporations have good and valid title to all tangible material assets owned by them as of the date of this Agreement, including all material tangible assets (other than capitalized or operating leases) reflected on the audited balance sheet in the last Annual Report on Form 10-K (the “Balance Sheet”) filed by the Company with the SEC (except for assets sold or otherwise disposed of in the ordinary course of business since the date of such Balance Sheet). All of said material tangible assets are owned by the Acquired Corporations free and clear of any Encumbrances (other than Permitted Encumbrances).
3.7    Real Property.
(a)    None of the Acquired Corporations own, or have ever owned, any real property.
(b)    Each Acquired Corporation holds a valid and existing leasehold interest in the real property that is leased or subleased by such Acquired Corporation from another Person (the “Leased Real Property”), free and clear of all Encumbrances other than Permitted Encumbrances. None of the Acquired Corporations has received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that are not material to the business of the Acquired Corporations, taken as a whole.
3.8    Intellectual Property.
(a)    Part 3.8(a)(i) of the Company Disclosure Schedule identifies (i) the name of the applicant/registrant and current owner, (ii) the jurisdiction of application/registration and (iii) the application or registration number for each item of Registered IP owned by or exclusively licensed to the Company or a Subsidiary. (A) The Registered IP required to be set forth on Part 3.8(a)(i) of the Company Disclosure Schedule (other than applications for Registered IP) is subsisting, and, to the knowledge of the Company, enforceable and valid, (B) other than as set forth on the Company Disclosure Schedule, none of such Registered IP has been misused, withdrawn, cancelled or abandoned, and (C) all application, registration, issuance, renewal and maintenance fees due for such Registered IP having a final due date within 60 days of the date hereof have been paid in full and are current. Each of the patents and patent applications included in the Registered IP that are owned solely by the Company or a Subsidiary, and, to the knowledge of the Company, each of the Company’s and its Subsidiaries’ co-owned or in-licensed patents and patent applications, properly identifies by name each and every inventor of the claims thereof as determined in accordance with the Legal Requirements of the jurisdiction in which such patent is issued or such patent application is pending. The Acquired Corporations are aware of no information or data that is inconsistent with any material statement made or data presented to the applicable patent office by the Acquired

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Corporations, any other owner of such patent application, or patent counsel for any of the foregoing during the prosecution of a patent application that (x) is listed, or required to be listed, in Part 3.8(a)(i) of the Company Disclosure Schedule, or (y) issued as, or is in the priority chain of, a patent listed, or required to be listed, in Part 3.8(a)(i) of the Company Disclosure Schedule. Except as set forth on Part 3.8(a)(ii) of the Company Disclosure Schedule, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated hereby will conflict with, alter or impair, any of the Acquired Corporations’ rights in or to any Company IP or cause any supplemental payments of any kind to any Person with respect to any Company IP. The Acquired Corporations own and possess all right, title and interest in and to or have the right to use and to grant sublicenses to use, pursuant to a valid and enforceable Inbound License set forth on Part 3.8(f) of the Company Disclosure Schedule, commercially available off-the-shelf software agreement, clinical trial agreement or material transfer agreement, all material Company IP, free and clear of all Encumbrances other than Permitted Encumbrances. To the Company’s knowledge, the Company IP includes all Intellectual Property Rights used in or necessary for the operation of the business of the Acquired Corporations (1) as currently conducted and (2) as currently planned by the Company to be conducted.
(b)    No interference, opposition, reissue, reexamination proceeding, cancellation proceeding, injunction, written assertion, lawsuit, hearing, complaint, arbitration, mediation, written demand, International Trade Commission investigation, decree or any other written claim, or other proceeding of any nature (other than routine examination proceedings with respect to pending applications) is pending or, to the knowledge of the Company, threatened, in which the scope, validity, enforceability, priority, inventorship or ownership of any Company IP that is owned by an Acquired Corporation (or, to the knowledge of the Company, licensed to an Acquired Corporation) is being or has been contested or challenged. Each item of Registered IP listed on Part 3.8(a)(i) of the Company Disclosure Schedule that has issued or been registered is, to the knowledge of the Company, valid, issued, pending and enforceable, in full force and effect, and has not been abandoned or permitted to lapse. Part 3.8(b) of the Company Disclosure Schedule describes each filing, payment, and action that, as of the date of this Agreement, must be made or taken on or before the date that is one hundred and twenty (120) days after the date of this Agreement with respect to each item of Registered IP and for which an Acquired Corporation is responsible.
(c)    No Company Associate owns or has any claim, right (whether or not currently exercisable) or interest to or in any Company IP that is owned or purported to be owned solely by an Acquired Corporation, and each Company Associate who is or was involved in the creation or development of any such Company IP pursuant to such Company Associate’s activities on behalf of the Company, has signed a valid, enforceable agreement containing an assignment to an Acquired Corporation of a present grant of exclusive and sole ownership of all Intellectual Property Rights developed by such Company Associate (without further payment being owed to any such Company Associate and without any restrictions or obligations on such Acquired Corporation’s ownership and use thereof), or where such an assignment is not permitted under applicable Legal Requirements, an exclusive (even as to such Company Associate) license of such Intellectual Property Rights, which license is described on Part 3.8(c) of the Company Disclosure Schedule, and confidentiality provisions protecting such Company IP, which, to the knowledge of the Company, has not been materially breached by such Company Associate. Without limiting the foregoing, all Acquired Corporations have taken commercially reasonable steps to protect, maintain and enforce all Company IP, including the secrecy, confidentiality and value of trade secrets and other confidential information.
(d)    To the knowledge of the Company, no funding, facilities or personnel of any Governmental Body or any university, college, research institute or other educational institution has been or is being used, directly or indirectly, to create, in whole or in part, Intellectual Property Rights owned or purported to be owned by or, exclusively licensed to or purported to be exclusively licensed to, the Acquired

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Corporations, except for any such funding or use of facilities or personnel that does not result in such Governmental Body or institution obtaining ownership or use rights to such Intellectual Property Rights, or require or obligate the Acquired Corporations to grant or offer to any Governmental Body or institution any license or right to such Intellectual Property Rights.
(e)    The Acquired Corporations have taken commercially reasonable steps to maintain the confidentiality of and otherwise protect and enforce their rights in all material proprietary information held by the Acquired Corporations, or purported to be held by the Acquired Corporations, as a trade secret. To the knowledge of the Company, no Company Associate, contractor, partner or investor of the Company is in unauthorized possession of any of the trade secrets included in the Company IP.
(f)    Part 3.8(f) of the Company Disclosure Schedule sets forth each license agreement pursuant to which an Acquired Corporation has obtained a license to or has been granted a covenant not to sue under, immunity from suit with respect to or other similar rights to any Intellectual Property Right (each an “In-bound License”) or has granted a license or covenant not to sue, immunity from suit or other similar right to any Intellectual Property Right owned by an Acquired Corporation that is material to an Acquired Corporation (each an “Out-bound License”) (provided, that, In-bound Licenses shall not include commercially available off-the-shelf software entered into in the ordinary course of business, and, Out-bound Licenses shall not include non-exclusive outbound licenses to service providers entered into in the ordinary course of business).
(g)    (i) The operation of the business of the Acquired Corporations as currently conducted, does not (x) infringe, misappropriate, dilute or otherwise violate any Intellectual Property Rights owned by any other Person or (y) constitute any contributory infringement of or inducement to infringe, misappropriate or unlawfully use any Intellectual Property Rights owned by any other Person; and (ii) to the knowledge of the Company, no other Person is infringing, misappropriating, diluting or otherwise violating any Company IP owned by or exclusively licensed to any Acquired Corporation. As of the date of this Agreement, no Legal Proceeding is pending and served, or, to the knowledge of the Company, is being threatened or is pending and has not been served, against an Acquired Corporation or by an Acquired Corporation relating to any actual, alleged or suspected infringement, contributory infringement, inducement to infringe, misappropriation, dilution or other violation of any Intellectual Property Rights of another Person or to the Company’s or any Subsidiaries’ Registered IP or the Company’s or any Subsidiaries’ Intellectual Property Rights. No Acquired Corporation has received any written notice or other written communication (A) relating to any actual, alleged or suspected infringement, contributory infringement, inducement to infringe, misappropriation, dilution or other violation of any Intellectual Property Right of another Person by an Acquired Corporation or (B) alleging that, except pursuant to a Material Contract, the Acquired Corporation is required to pay any royalty, license fee, charge or other amount with regard to any Intellectual Property.
(h)    None of the Acquired Corporations is now nor has ever been a member or promoter of, or a contributor to, any industry standards body or any similar organization that would reasonably be expected to require or obligate the Acquired Corporations to grant or offer to any other Person any license or right to any Company IP.
(i)    None of the Company IP owned or purported to be owned by the Acquired Corporations is subject to any pending or outstanding injunction, directive, order, judgment, settlement, forbearance to sue, consent, ruling or other disposition of dispute that adversely restricts the use, transfer, registration or licensing of any such Intellectual Property Rights by the Acquired Corporations or otherwise

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adversely affects the validity, scope, use, registrability, or enforceability of any Company IP owned or purported to be owned by the Acquired Corporations.
(j)    The Company is the sole owner of all data generated in the course of, or as a result of, any clinical trial or other testing in humans. The Company has not licensed such data to any other Acquired Corporation or any other Person.
3.9    Contracts.
(a)    Part 3.9(a) of the Company Disclosure Schedule identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement. For purposes of this Agreement, each of the following Company Contracts, other than Employee Plans, shall be deemed to constitute a “Material Contract”:
(i)    any Company Contract constituting a Company Employee Agreement pursuant to which the Company is or may become obligated to (A) make any severance, termination, tax gross-up or similar payment to any Company Associate or any spouse or heir of any Company Associate, (B) make any bonus, deferred compensation or similar payment (other than payments constituting base salary bonus or compensation paid in the ordinary course of business consistent with past practice) to any Company Associate or (C) grant or accelerate the vesting of, or otherwise modify, any Company Equity Award other than accelerated vesting as required by the 2006 Plan or this Agreement;
(ii)    any Company Contract that is a settlement, conciliation or similar agreement with or before any Governmental Body and pursuant to which the Company will be required after the date of this Agreement to pay consideration in excess of $50,000 or require any Acquired Corporation to conduct its business in accordance with any material obligations or limitations from and after the execution of such Company Contract;
(iii)    any Company Contract (A) limiting the freedom or right of an Acquired Corporation to engage in any line of business, to make use of any material Company IP owned by any Acquired Corporation or to compete with any other Person in any location or line of business, or (B) containing any “most favored nations” terms and conditions (including with respect to pricing) granted by an Acquired Corporation or exclusivity obligations or restrictions or otherwise limiting the freedom or right of an Acquired Corporation to sell, distribute or manufacture any products or service or any technology or other assets to or for any other Person;
(iv)    any Company Contract that requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to an Acquired Corporation in an amount having an expected value in excess of $50,000 in the fiscal year ending December 31, 2017 or in any fiscal year thereafter or any such Company Contract that would be expected to result in the payment or delivery of cash by or to an Acquired Corporation having an expected value in excess of $100,000 in the aggregate during the term of such Company Contract and cannot be cancelled by the Acquired Corporation without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date of such cancellation) excluding non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements in each case entered into in the ordinary course of business;
(v)    any Company Contract relating to Indebtedness (whether incurred, assumed, guaranteed or secured by any asset) of the Company or any Acquired Corporation;

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(vi)    any Company Contract or arrangement with any Person constituting a joint venture, partnership, collaboration or limited liability corporation;
(vii)    any Company Contract that requires or permits the Company, or any successor, to, or acquirer of the Company, to make any payment to another person as a result of a change of control of the Company (a “Change of Control Payment”) or gives another Person a right to receive or elect to receive a Change of Control Payment, other than as contemplated by this Agreement;
(viii)    any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of the Company or any Acquired Corporation, prohibits the pledging of the capital stock or other equity interests of the Company or any Acquired Corporation or prohibits the issuance of any guaranty by the Company or any Acquired Corporation;
(ix)    any In-bound License and any Out-bound License;
(x)    any Company Contract that is a Contract with any academic institution, research center or Governmental Body (or any Person working for or on behalf of any of the foregoing);
(xi)    any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of Company Common Stock or any of their Affiliates (other than the Company) or immediate family members (other than offer letters for employment that can be terminated at will, without severance obligations, and Company Contracts pursuant to Company Equity Awards);
(xii)    any Company Contract under which the Company has agreed to indemnify any Person against any infringement, violation or misappropriation of the Intellectual Property Rights of a third Person;
(xiii)    any Company Contract that provides for: (A) reimbursement of any Company Associate for, or advancement to any Company Associate of, material legal fees or other material expenses associated with any Legal Proceeding or the defense thereof; or (B) indemnification of any officer, director or employee of the Company
(xiv)    any Company Contract for the lease or sublease of any real property;
(xv)    any Company Contract under which an Acquired Corporation may receive or may be required to pay future milestones or royalty payments and that are not included in the In-Bound Licenses or Out-Bound Licenses;
(xvi)    any Company Contract that obligates an Acquired Corporation to develop any product;
(xvii)    any Company Contract granting to any Person a right of first refusal or option to purchase or acquire any material assets from any Acquired Corporation; and
(xviii)    any other Company Contract that is currently in effect and has been filed (or is required to be filed) by the Company as an exhibit pursuant to Item 601(b)(10) of Regulation S-K under the Securities Act or that would be required to be disclosed under Item 404 of Regulation S-K under the Securities Act.

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(b)    The Company has either delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of each Material Contract or has publicly made available such Material Contract in the Electronic Data Gathering, Analysis and Retrieval (EDGAR) database of the SEC. Neither the Company nor, to the knowledge of the Company, the other party is in material breach of or material default under any Material Contract and, neither the Company, or to the knowledge of the Company, the other party has taken or failed to take any action that with or without notice, lapse of time or both would constitute a material breach of or material default under any Material Contract. Each Material Contract is, with respect to the Company and, to the knowledge of the Company, the other party, a valid agreement, binding, and in full force and effect. To the knowledge of the Company, each Material Contract is enforceable by the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The Company has not received any written notice regarding any violation or breach or default under any Material Contract that has not since been cured. The Company has not waived in writing any material rights under any Material Contract. To the knowledge of the Company, as of the date hereof, (A) no party to any Material Contract has given the Company written notice of its intention to cancel, terminate or suspend performance under any Material Contract and (B) there are no unresolved disputes between any Acquired Corporation and another Person with respect to any Material Contract. No Acquired Corporation is participating in any active discussions to amend the terms of or terminate any Material Contract.
3.10    Liabilities. The Acquired Corporations do not have any liabilities of any nature (whether accrued, absolute, contingent or otherwise), except for: (a) liabilities disclosed on the Balance Sheet contained in the Company SEC Documents filed prior to the date of this Agreement; (b) liabilities or obligations incurred pursuant to the terms of, or in connection with the negotiation, execution or consummation of this Agreement; (c) liabilities for performance of obligations of the Acquired Corporations under Contracts binding upon the applicable Acquired Corporation (other than resulting from any breach or acceleration thereof) either delivered or made available to Parent or Parent’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business, including non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements; (d) liabilities incurred in the ordinary course of business since December 31, 2016; and (e) liabilities that individually or in the aggregate have not had and would not reasonably be expected to have a Material Adverse Effect.
3.11    Compliance with Legal Requirements. Each Acquired Corporation is, and has been, in compliance with all applicable Legal Requirements (including all Legal Requirements relating to the privacy of patient medical records and all other personal information and data, including with respect to the collection, storage, use, sharing, transfer, disposition, protection and processing thereof (including in connection with any clinical trials conducted by or on behalf of any Acquired Corporation)), except where the failure to be in compliance has not had and would not reasonably be expected to have a Material Adverse Effect and no Acquired Corporation has been given written notice of, or been charged with, any unresolved violation of, any Legal Requirement.
3.12    Regulatory Matters.
(a)    (i) The Acquired Corporations have obtained all necessary approvals, clearances, authorizations, exemptions, licenses and registrations required by United States or foreign governments or government agencies to permit the design, development, pre-clinical and clinical testing, manufacture, labeling, sale, export, distribution and promotion of its products in jurisdictions where the Acquired Corporations currently conduct such activities (collectively, the “Regulatory Permits”), (ii) to their knowledge, the Acquired Corporations are in compliance in all material respects with all terms and conditions

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of each Regulatory Permit and with all applicable Legal Requirements pertaining to each product, and (iii) all product manufacturing operations performed by or on behalf of the Acquired Corporations have been and are being conducted in all material respects in compliance with the Quality Systems and Good Manufacturing Practices regulations of the FDA.
(b)    No Acquired Corporation has received any written notice or other written communication from the FDA or any other Governmental Body: (i) contesting the pre-market clearance or approval of, the uses of or the labeling and promotion of any of its products; or (ii) otherwise alleging any violation of any Legal Requirements with respect to the sale or manufacture of its products.
(c)    There have been no recalls, field notifications or seizures ordered or adverse regulatory actions taken (or, to the knowledge of the Acquired Corporations, threatened) by the FDA or any other Governmental Body with respect to any of its products, including any facilities where any products are manufactured, packaged or stored and no Acquired Corporation has either voluntarily or at the request of any Governmental Authority, initiated or participated in a recall of any product.
(d)    No product manufactured and within the control of the Acquired Corporations is (i) adulterated within the meaning of 21 U.S.C. § 351 (or similar applicable Legal Requirement), (ii) misbranded within the meaning of 21 U.S.C. § 352 (or similar applicable Legal Requirement) or (iii) a product that is in violation of 21 U.S.C. § 360 or § 360e (or similar applicable Legal Requirement).
(e)    The Acquired Corporations have filed with the applicable regulatory authorities (including the FDA or any other Governmental Body performing functions similar to those performed by the FDA) all required filings, declarations, listings, registrations, reports or submissions, including but not limited to adverse event reports. All such filings, declarations, listings, registrations, reports or submissions were in material compliance with applicable Legal Requirements when filed, and no deficiencies have been asserted by any applicable Governmental Body with respect to any such filings, declarations, listing, registrations, reports or submissions.
(f)    Part 3.12(f) of the Company Disclosure Schedule sets forth a complete and accurate list of each country in which the Company is currently sponsoring, or has sponsored, any preclinical or clinical investigations. All such preclinical and clinical investigations sponsored by the Acquired Corporations have been and are being conducted in material compliance with applicable Legal Requirements, rules, regulations, including Good Clinical Practices requirements and current Good Manufacturing Practices requirements, and federal and state laws, rules, regulations restricting the use and disclosure of individually identifiable health information. The Company has not received any written notices or other correspondence from the FDA or any other foreign, federal, state or local governmental or regulatory authority performing functions similar to those performed by the FDA with respect to any ongoing clinical or preclinical studies or tests requiring or recommending the termination, suspension or material modification of such studies or tests.
(g)    No Acquired Corporation has (i) made an untrue statement of a material fact or fraudulent statement to the FDA or any Governmental Body, (ii) failed to disclose a material fact required to be disclosed to the FDA or (iii) committed any other act, made any statement or failed to make any statement, that (in any such case) establishes a reasonable basis for the FDA to invoke its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Corporations are the subject of any pending or, to the Company’s knowledge, threatened investigation by the FDA pursuant to its Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities Final Policy. None of the Acquired Corporations nor, to the knowledge of the Company, any of their respective officers, employees,

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agents or clinical investigators has been suspended or debarred or convicted of any crime or engaged in any conduct that would reasonably be expected to result in (a) debarment under 21 U.S.C. Section 335a or any similar Legal Requirement or (b) exclusion under 42 U.S.C. Section 1320a-7 or any similar Legal Requirement.
(h)    Each Acquired Corporation is in compliance and has been in compliance, in each case, in all material respects with all healthcare laws applicable to the operation of its business as currently conducted, including (i) any and all federal, state and local fraud and abuse laws, including the federal Anti-Kickback Statute (42 U.S.C. § 1320a-7(b)), the civil False Claims Act (31 U.S.C. § 3729 et seq.) and the regulations promulgated pursuant to such statutes; and (ii) the Health Insurance Portability and Accountability Act of 1996, the Health Information and Technology for Economic and Clinical Health Act, and the regulations promulgated pursuant thereto, (iii) Legal Requirements which are cause for exclusion from any federal health care program; and (iv) requirements of law relating to the billing or submission of claims, collection of accounts receivable, underwriting the cost of, or provision of management or administrative services in connection with, any and all of the foregoing, by an Acquired Corporation. No Acquired Corporation is the subject to any enforcement, regulatory or administrative proceedings against or affecting the Acquired Corporation relating to or arising under the FDCA, the Anti-Kickback Statute, or similar Legal Requirements, and no such enforcement, regulatory or administrative proceeding has been threatened.
3.13    Certain Business Practices. Neither the Company, nor any Acquired Corporation nor, to the knowledge of the Company, any of their respective current or former employees, representatives or agents (in each case, acting on behalf of, and in the capacity of an employee or representative of, any Acquired Corporation acting) has (a) used any funds (whether of the Company or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity, (b) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or (c) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated thereunder, anti-money laundering laws or any rules or regulations promulgated thereunder or any applicable Legal Requirement of similar effect. The Company has not received any written communication that alleges any of the foregoing. The Company utilizes effective controls, procedures and an internal accounting controls system that is sufficient to provide reasonable assurances that violations of the aforementioned laws, rules or regulations will be prevented, detected and deterred.
3.14    Governmental Authorizations. Each Acquired Corporation holds all Governmental Authorizations necessary to enable such Acquired Corporation to conduct its businesses in the manner in which its business is currently being conducted, except where failure to hold such Governmental Authorizations would not have a Material Adverse Effect. The Governmental Authorizations held by the Acquired Corporations are, in all material respects, valid and in full force and effect. The Acquired Corporations are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance would not have a Material Adverse Effect.
3.15    Tax Matters.
(a)    (i) Each income and other material Tax Return required to be filed by or on behalf of any Acquired Corporation on or before the date hereof have been timely filed (including any extensions of such due date), and have been prepared in compliance with all applicable Legal Requirements and are accurate and complete in all material respects, and (ii) all income and other material Taxes payable by the Acquired Corporations (whether or not shown to be due on Tax Returns of an Acquired Corporation) or required to be withheld, collected or deposited by the Acquired Corporation (including any Taxes required

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to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, customer, creditor, stockholder or other third party) on or before the date hereof have been paid or withheld, collected or deposited (and, to the extent required, paid to the relevant Governmental Body).
(b)    The Company’s Balance Sheet has accrued all actual and estimated liabilities for all material unpaid Taxes with respect to all periods through the date thereof in accordance with GAAP. The Acquired Corporations have established, in the ordinary course of business and consistent with past practices, reserves adequate for the payment of all material unpaid Taxes of the Acquired Corporations for the period from the date of the Balance Sheet through the date hereof.
(c)     There are no outstanding or pending or, to the Company’s knowledge, threatened actions, suits, examinations, audits, assessments, disputes or claims of or with respect to any income or other material Tax or Tax Return of any Acquired Corporation. No deficiency for any material Tax has been asserted or assessed by a Tax authority in writing against an Acquired Corporation, which deficiency has not been paid, settled or withdrawn. No written claim has been received by an Acquired Corporation from any Governmental Body in any jurisdiction where an Acquired Corporation does not file Tax Returns that an Acquired Corporation is or may be subject to Taxes in that jurisdiction.
(a)    The Company has delivered or made available to Parent or Parent’s representatives accurate and complete copies of all income Tax Returns of the Acquired Corporations, and all audit reports and similar documents relating to income Tax Returns of the Acquired Corporations. No extension or waiver of the limitation period applicable to any Tax Returns or any material Taxes of an Acquired Corporation has been granted and is currently in effect. No closing agreement, private letter ruling, technical advice memorandum, advance pricing agreement, consent to an extension of time to make an election or consent to a change of method of accounting, has been requested from, entered into with or issued by a Governmental Body with respect to any Acquired Corporation.
(b)    No payment or benefit made by any of the Acquired Corporations in connection with the Transactions would be non-deductible under Section 280G of the Code. None of the Acquired Corporations is party to any agreement, contract, arrangement or plan that has resulted or could result in the payment of any amount that will not be fully deductible as a result of Section 162(m) of the Code (or any comparable provision of state, local or foreign Legal Requirement). The Acquired Corporations are not a party to any Employee Plan or other Contract that would require, nor do the Acquired Corporations have any obligation (current or contingent), to compensate any individual for excise taxes paid pursuant to Section 4999 of the Code.
(c)    None of the Acquired Corporations (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return (other than a group the common parent of which was the Company), or (ii) has incurred any material liability for the Taxes of any Person (other than the Company) under Section 1.1502-6 of the Treasury Regulations (or any similar provision of state, local or foreign Legal Requirement), as a transferee or successor, pursuant to a Contract, pursuant to applicable Legal Requirements, or otherwise (other than pursuant to customary provisions included in credit agreements, leases, and agreements entered with employees, in each case, not primarily related to Taxes and entered into in the ordinary course of business).
(d)    No Acquired Corporation has been either a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

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(e)    No Acquired Corporation has entered into any “listed transaction” within the meaning of Treasury Regulations Section 1.6011-4(b).
(f)    Neither the Company nor any Acquired Corporation will be required to include any material item of income in, or exclude any material item of deduction from, the computation of taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting, or use of an improper method of accounting, for a taxable period ending on or prior to the Closing Date, (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign Tax Legal Requirement) executed on or prior to the Closing Date, (iii) installment sale or open transaction disposition made on or prior to the Closing Date, (iv) prepaid amount received on or prior to the Closing Date, (v) deferred intercompany gain or excess loss account described in the Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local or foreign Tax Legal Requirement) or (vi) election under Section 108(i) of the Code.
(g)    The Company is not, and has not been, a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii).
(h)    Part 3.15(k) of the Company Disclosure Schedule lists (i) each jurisdiction in which the Company and its Subsidiaries are required to file Tax Returns and/or have a place of business, taxable presence, or permanent establishment, (ii) the tax classification of each of the Company’s Subsidiaries for U.S. federal income Tax purposes, and (iii) the types of Tax Returns filed by or on behalf of the Company and its Subsidiaries in such jurisdictions.
(i)    No Acquired Corporation is subject to Tax in any country other than its country of incorporation, organization or formation by virtue of having employees, a permanent establishment or other place of business in that country. The Acquired Corporations are, and have been at all relevant times, in substantial compliance with all applicable transfer pricing laws and regulations, and have maintained all material documentation required (under Section 482 of the Code and any other applicable federal, state, local or foreign Legal Requirements), if any, for all transfer pricing arrangements.
(j)    No Acquired Corporation is, or ever has been, a "controlled foreign corporation" as defined in Section 957(a) of the Code, a "passive foreign investment company" as defined in Section 1297 of the Code, or a "surrogate foreign corporation" as defined in Section 7874(a)(2)(B) of the Code, and no Acquired Corporation that is organized outside of the United States is subject to U.S. federal income Tax under any provision of the Code. No Acquired Corporation that is organized outside of the United States has engaged in any transaction that would result in the inclusion of any income under Section 951 of the Code by Parent for the taxable period that includes the Closing Date. No Acquired Corporation that is organized outside of the United States is subject to any gain recognition agreement under Section 367 of the Code. No Acquired Corporation that is organized outside of the United States has ever filed an election on IRS Form 8832.
3.16    Employee Matters; Benefit Plans.
(a)    Except as required by applicable Legal Requirements, the employment of each of the Acquired Corporations’ employees is terminable by the applicable Acquired Corporation at will.
(b)    No Acquired Corporation is or has been a party to, or has a duty to bargain for or is currently negotiating in connection with entering into, any collective bargaining agreement, works council agreement or other Contract with a labor organization representing any of its employees and there are no

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labor organizations representing, purporting to represent or, to the knowledge of the Company, seeking to represent any employees of an Acquired Corporation. There has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question concerning labor representation, union organizing activity, or any threat thereof, or any similar activity or dispute, affecting any Acquired Corporation or any of its employees. There is not now pending, and, to the knowledge of the Company, no Person has threatened to commence, any such strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, question regarding labor representation or union organizing activity or any similar activity or dispute. There has been no material Legal Proceeding pending or, to the knowledge of the Company, threatened relating to employment, including relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, whistle blower, breach of public policy, retaliation, immigration or discrimination matters involving any Company Associate, including charges of unfair labor practices or harassment complaints. The Acquired Corporations have complied in all material respects with all applicable Legal Requirements related to employment, including employment practices, wages, hours, compensation, termination of employment and/or other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Legal Requirements in respect of any reduction in force, including notice, information and consultation requirements. In the past two years, there has been no “mass layoff,” “employment loss,” or “plant closing” as defined by the WARN Act or any other Law in respect of any Company Person nor has any Company Person been affected by any transaction or engaged in any lay-offs or employment terminations sufficient in number to trigger application of any such law.
(c)    Part 3.16(c) of the Company Disclosure Schedule sets forth an accurate and complete list of each material Employee Plan (other than individual equity grant notices and award agreements and related documentation, agreements or offer letters with respect to at-will employment or agreements with consultants, in each case, entered into in the ordinary course of business and which contain terms that are the same in all material respects to the form of such notices, letters, agreements and documentation listed on Part 3.16(c) of the Company Disclosure Schedule). The Company has either delivered or made available to Parent or Parent’s Representatives prior to the execution of this Agreement with respect to each material Employee Plan accurate and complete copies of: (i) all plan documents and all amendments thereto, and all related trust or other funding documents, and in the case of unwritten material Employee Plans, written descriptions thereof, (ii) all determination letters, rulings, opinion letters, information letters or advisory opinions issued by the IRS or the United States Department of Labor (“DOL”), (iii) the most recent annual actuarial valuation, if any, and the most recent annual report (Form Series 5500 and all schedules and financial statements attached thereto), (iv) the most recent summary plan descriptions and any material modifications thereto, (v) the most recent nondiscrimination tests required to be performed under the Code (including 401(k) and 401(m) tests) for each Employee Plan, and (vi) all material correspondence to or from the IRS, the DOL, or any other Governmental Body.
(d)    No Acquired Corporation or any Person that would be or, at any relevant time, would have been considered under common control or is treated as a single employer with such Acquired Corporation under Section 414(b), (c), (m) or (o) of the Code has ever maintained, contributed to, or been required to contribute to a plan subject to Title IV of ERISA or Code Section 412, including any “single employer” defined benefit plan or any “multiemployer plan” each as defined in Section 4001 of ERISA.
(e)    Each of the Employee Plans that is intended to be qualified under Section 401(a) of the Code has obtained a favorable determination letter (or opinion letter, if applicable) as to its qualified status under the Code, each such Employee Plan has timely adopted all currently effective amendments to the Code, and, to the knowledge of the Company, there are no existing circumstances or any events that have

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occurred that would reasonably be expected to affect adversely the qualified status of any such Employee Plan. Each of the Employee Plans is now and has been operated in compliance in all material respects with its terms and all applicable Legal Requirements, including but not limited to ERISA and the Code. The Acquired Corporations are not, nor reasonably could be, subject to either a material liability, material fine, or material penalty under ERISA or the Code relating to the Employee Plans. The Acquired Corporations have performed in all material respects all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and, to the knowledge of the Company, there is no default or violation by any other party to, any Employee Plan.
(f)    Except to the extent required under Section 601 et seq. of ERISA or 4980B of the Code (or any other similar state or local Legal Requirement), neither any Acquired Corporation nor any Employee Plan has any present or future obligation to provide post-employment welfare benefits to or make any payment to, or with respect to, any current or former Company Associate pursuant to any retiree medical benefit plan or other retiree welfare plan.
(g)    Neither the execution of this Agreement, the obtaining of stockholder approval, nor the consummation of the Transactions (including in combination with other events or circumstances) will (i) entitle any current or former Company Associate to severance pay, unemployment compensation, transaction bonus or any other compensatory payment, (ii) accelerate the time of payment, funding or vesting, or increase the amount, of compensation or benefits due to any current or former Company Associate, (iii) directly or indirectly cause the Acquired Corporations to transfer or set aside any material assets to fund any benefits under any Employee Plan, (iv) otherwise give rise to any material liability under any Employee Plan or (v) limit or restrict the right to amend, terminate or transfer any material assets of any Employee Plan on or following the Effective Time.
(h)    Each Employee Plan or other Contract that is subject to Section 409A of the Code has been administered in compliance with the applicable Employee Plan or Contract terms and the operational and documentary requirements of Section 409A of the Code and the regulations thereunder, except for any instances of noncompliance by the Acquired Corporations that do not have or would not reasonably be expected to result in a material liability to the Acquired Corporations or any current or former Company Associate. The Acquired Corporations do not have an obligation to gross-up, indemnify or otherwise reimburse any current or former service provider to the Acquired Corporation for any tax incurred by such service provider pursuant to Section 409A of the Code.
3.17    Environmental Matters. Except for those matters that would not reasonably be expected to have a Material Adverse Effect, (a) the Acquired Corporations are, and have been, in compliance in all material respects with all applicable Environmental Laws, which compliance includes obtaining, maintaining or complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses, (b) as of the date hereof, there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the knowledge of the Company, threatened against an Acquired Corporation or Leased Real Property, (c) as of the date hereof, the Acquired Corporations have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, liabilities or requirements on the part of the respective Acquired Corporation relating to or arising under Environmental Laws, (d) to the knowledge of the Company, (1) no Person has been exposed to any Hazardous Materials at a property or facility of an Acquired Corporation and (2) there are and have been no Hazardous Materials present or Released on, at, under or from any property or facility, including the Leased Real Property, in both cases in a manner and concentration that would reasonably be expected to result in any claim against or liability of the Company under any Environmental

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Law, and (e) no Acquired Corporation has assumed, undertaken, or otherwise become subject to any liability of another Person relating to Environmental Laws other than any indemnities in Material Contracts or leases for real property.
3.18    Insurance. The Company has delivered or made available to Parent or Parent’s Representatives an accurate and complete copy of all material insurance policies and all material self-insurance programs and arrangements relating to the business, assets and operations of the Acquired Corporations. To the Company’s knowledge, the Company maintains and has maintained insurance coverage in such amounts and covering such risks as are in accordance with normal industry practice for companies of similar size and stage of development as the Acquired Corporations. Except as would not reasonably be expected to have a Material Adverse Effect, all such insurance policies are in full force and effect, no notice of cancellation or modification has been received, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default, by any insured thereunder. There is no material claim pending under any of the Company’s insurance policies as to which coverage has been questioned, denied or disputed by the underwriters of such policies.
3.19    Legal Proceedings; Orders.
(a)    There is no Legal Proceeding pending and served (or, to the knowledge of the Company, pending and not served or threatened) against any of the Acquired Corporations or to the knowledge of the Company, against any present or former officer, director or employee of the Acquired Corporations in such individual’s capacity as such, in each case that would be material to the Acquired Corporations as a whole.
(b)    There is no material order, writ, injunction or judgment to which an Acquired Corporation is subject.
(c)    To the Company’s knowledge, no material investigation or review by any Governmental Body with respect to an Acquired Corporation is pending or is being threatened.
3.20    Authority; Binding Nature of Agreement. The Company has the corporate power and authority to enter into and deliver and to perform its obligations under this Agreement and to consummate the Transactions. The Board of Directors of the Company (at a meeting duly called and held) has (a) determined that this Agreement and the Transactions, including the Offer and the Merger, are advisable to, and in the best interest of, the Company and its stockholders, (b) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Offer and the Merger, (c) agreed that the Agreement shall be subject to Section 251(h) of the DGCL, and (d) resolved to recommend that the stockholders of the Company tender their shares to Purchaser pursuant to the Offer, which resolutions, subject to Section 6.1, have not been subsequently withdrawn or modified in a manner adverse to Parent. This Agreement has been duly executed and delivered by the Company, and assuming due authorization, execution and delivery by Parent and Purchaser, this Agreement constitutes the legal, valid and binding obligations of the Company and is enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.
3.21    Section 203 of the DGCL Not Applicable. As of the date hereof and at all times on or prior to the Effective Time, the Board of Directors of the Company has and will take all actions so that the restrictions applicable to business combinations contained in Section 203 of the DGCL and any other Takeover Law are, and will be, to the extent such restrictions can be rendered inapplicable by action of the Board of

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Directors of the Company under Legal Requirements, inapplicable to the execution, delivery and performance of this Agreement and to the consummation of the Offer, the Merger and the other Transactions.
3.22    Merger Approval. Following the Offer Acceptance Time, assuming satisfaction of the Minimum Condition, no vote of the holders of any class or series of the Company’s capital stock will be required in order to adopt this Agreement and consummate the Merger.
3.23    Non-Contravention; Consents. Assuming compliance with the applicable provisions of the DGCL, any applicable filing, notification or approval in any jurisdiction required by Antitrust Laws and the rules and regulations of the OTC, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions will not: (a) cause a violation of any of the provisions of the Certificate of Incorporation or bylaws (or similar organizational documents) of the Company or any Subsidiary of the Company; or (b) cause a violation by any Acquired Corporation of any Legal Requirement or order applicable to such Acquired Corporation, or to which such Acquired Corporation or any of its assets are subject; or (c) conflict with, result in breach of, or constitute a default (or an event which, with notice or lapse of time or both, would constitute a default) under, or cause or permit the termination, cancellation, acceleration or other change of any material right or obligation or the loss of any material benefit to which any Acquired Corporation is entitled under, or result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets owned or operated by the Company or any Company Subsidiaries pursuant to the terms, conditions or provisions of, any Material Contract, except with respect to the foregoing items (b) and (c) as would not, individually or in the aggregate, be material to the Acquired Corporations taken as a whole. Except as may be required by the Exchange Act (including the requirement under the Exchange Act for the Company’s stockholders to approve or disapprove, on an advisory basis, the Merger-related compensation of the Company’s named executive officers and the filing with the SEC of the Schedule 14D-9, and such reports under the Exchange Act as may be required in connection with this Agreement and the Transactions), the DGCL, and any filing, notification or approval in any jurisdiction required by Antitrust Laws and the rules and regulations of the OTC, the Company is not required to give notice to, make any filing with, or obtain any Consent from any Person at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Transactions, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive, as applicable, are not, individually or in the aggregate, reasonably likely to have a Material Adverse Effect.
3.24    Fairness Opinion. The Company’s Board of Directors has received the written opinion of Canaccord Genuity as financial advisor to the Company, dated as of the date of this Agreement, to the effect that, as of the date of such opinion, and based on and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations described therein, the Merger Consideration, consisting of the Cash Portion plus the CVR Portion, to be paid to the holders of Shares (other than Shares held by the Company (or held in the Company’s treasury), any wholly-owned Subsidiary of the Company, Parent, Purchaser or any other wholly owned Subsidiary of Parent, and any Dissenting Shares) in the Offer and the Merger, taken together, is fair, from a financial point of view, to such holders. The Company will make available to Parent solely for informational purposes a signed copy of such fairness opinion as soon as possible following the date of this Agreement.
3.25    Financial Advisor. Except for Canaccord Genuity, no broker, finder, investment banker, financial advisor or other Person is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses in connection therewith, in connection with the Transactions based upon arrangements made by or on behalf of the Company. The Company has made available to Parent on or prior to the date of this Agreement a true and complete copy of all agreements with Canaccord Genuity pursuant to which such firm would be entitled to any payment relating to the Offer, the Merger or the other Transactions.

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SECTION 4.    REPRESENTATIONS AND WARRANTIES OF PARENT AND PURCHASER
Parent and Purchaser represent and warrant to the Company as follows:
4.1    Due Organization. Each of Parent and Purchaser is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization and has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except where any such failure would not reasonably be expected to have a Parent Material Adverse Effect. Parent has either delivered or made available to Company or Company’s Representatives accurate and complete copies of the certificate of incorporation, bylaws and other charter and organizational documents of Parent and Purchaser, including all amendments thereto.
4.2    Purchaser. Purchaser was formed solely for the purpose of engaging in the Transactions and activities incidental thereto and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to its formation. Either Parent or a wholly owned subsidiary of Parent owns beneficially and of record all of the outstanding capital stock of Purchaser.
4.3    Authority; Binding Nature of Agreement. Parent and Purchaser have the corporate power and authority to execute and deliver and perform their obligations under this Agreement and the CVR Agreement; and, subject to receipt of the Parent Consent, the execution, delivery and performance by Parent and Purchaser of this Agreement and the CVR Agreement have been duly authorized by all necessary action on the part of Parent and Purchaser and their respective boards of directors. This Agreement and the CVR Agreement constitute the legal, valid and binding obligations of Parent and Purchaser, and assuming due authorization, execution and delivery by the Company, is enforceable against them in accordance with its terms, subject to (a) laws of general application relating to bankruptcy, insolvency and the relief of debtors, and (b) rules of law governing specific performance, injunctive relief and other equitable remedies.
4.4    Non-Contravention; Consents. Assuming the delivery of the Parent Consent, and any applicable filing, notification or approval in any jurisdiction required by Antitrust Laws, the execution and delivery of this Agreement and the CVR Agreement by Parent and Purchaser, and the consummation of the Transactions, will not: (a) cause a violation of any of the provisions of the certificate of incorporation or bylaws (or other applicable organizational documents) of Parent or Purchaser; (b) cause a violation by Parent or Purchaser of any Legal Requirement or order applicable to Parent or Purchaser, or to which they are subject; or (c) conflict with, result in a breach of, or constitute a default on the part of Parent or Purchaser under any provision of any Contract, except, in the case of clauses “(b)” and “(c)”, for such conflicts, violations, breaches or defaults as would not reasonably be expected to have a Parent Material Adverse Effect. Except as may be required by the Exchange Act (including the filing with the SEC of the Offer Documents), state takeover laws, the DGCL and any filing, notification or approval in any jurisdiction required by Antitrust Laws, neither Parent nor Purchaser, nor any of Parent’s other Affiliates, is required to make any filing with or give any notice to, or to obtain any Consent from, any Person at or prior to the Closing in connection with the execution and delivery of this Agreement and the CVR Agreement by Parent or Purchaser or the consummation by Parent or Purchaser of the Offer, the Merger or the other Transactions, other than such filings, notifications, approvals, notices or Consents that, if not obtained, made or given, would not reasonably be expected to have a Parent Material Adverse Effect. No vote of Parent’s stockholders is necessary to approve this Agreement or the CVR Agreement or any of the Transactions.

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4.5    Disclosure. None of the Offer Documents will contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. None of the information with respect to Parent or Purchaser supplied or to be supplied by or on behalf of Parent or Purchaser or any of their Subsidiaries specifically for inclusion or incorporation by reference in the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.
4.6    Absence of Litigation. There is no Legal Proceeding pending and served or, to the knowledge of Parent, pending and not served or overtly threatened against Parent or Purchaser, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions. To the knowledge of Parent or Purchaser, as of the date of this Agreement, neither Parent nor Purchaser is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Body, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Body, except as would not and would not reasonably be expected to materially and adversely affect Parent’s or Purchaser’s ability to consummate the Transactions.
4.7    Funds. Parent has available cash resources in an amount sufficient to pay the aggregate Offer Price payable under the terms of this Agreement and the CVR Agreement.
4.8    Ownership of Company Common Stock. As of the date hereof, neither Parent nor Purchaser is an “interested stockholder” of the Company under Section 203(c) of the DGCL.
4.9    Acknowledgement by Parent and Purchaser. Neither Parent nor Purchaser is relying and neither Parent nor Purchaser has relied on any representations or warranties whatsoever regarding the subject matter of this Agreement, express or implied, except for the representations and warranties in Section 3, including the Company Disclosure Schedule. Such representations and warranties by the Company constitute the sole and exclusive representations and warranties of the Company in connection with the Transactions and each of Parent and Purchaser understands, acknowledges and agrees that all other representations and warranties of any kind or nature whether express, implied or statutory are specifically disclaimed by the Company.
4.10    Brokers and Other Advisors. Except for Stifel, Nicolaus & Company, Incorporated, no broker, investment banker, financial advisor or other Person is entitled to any broker’s, finder’s, financial advisor’s or other similar fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or any of its Subsidiaries except for Persons, if any, whose fees and expenses will be paid by Parent.
SECTION 5.    CERTAIN COVENANTS OF THE COMPANY
5.1    Access and Investigation. During the period from the date of this Agreement until the earlier of the Offer Acceptance Time and the termination of this Agreement pursuant to Section 8.1 (the “Pre-Closing Period”), upon reasonable advance notice to the Company, the Company shall, and shall cause the respective Representatives of the Company to: (a) provide Parent and Parent’s Representatives with reasonable access during normal business hours of the Company to the Company’s Representatives, personnel, and assets and to all existing books, records, Tax Returns, files related to Intellectual Property

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Rights, work papers and other documents and information relating to the Company; and (b) promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Company, including copies of the existing books, records, Tax Returns, files related to Intellectual Property Rights, work papers and other documents and information relating to the Company, and with such additional financial, operating, personnel and other data and information regarding the Company, as Parent may reasonably request; provided, however, that any such access shall be conducted at Parent’s expense, at a reasonable time, under the supervision of appropriate personnel of the Company and in such a manner as not to unreasonably interfere with the normal operation of the business of the Company. Nothing herein shall require the Company to disclose any information to Parent if such disclosure would, in its reasonable discretion (and after notice to Parent) (i) jeopardize any attorney-client or other legal privilege (so long as the Company has reasonably cooperated with Parent to permit such inspection of or to disclose such information on a basis that does not waive such privilege with respect thereto), (ii) contravene any applicable Legal Requirement or binding agreement entered into prior to the date of this Agreement (including any confidentiality agreement to which the Company or its Affiliates is a party); provided, further, that (A) the Company shall use commercially reasonable efforts during the Pre-Closing Period to provide Parent with redacted versions of any documents withheld in accordance with the foregoing sub-clause “(ii)” and (B) information shall be disclosed subject to execution of a joint defense agreement in customary form, to external counsel for Parent to the extent reasonably required for the purpose of complying with applicable Antitrust Laws. With respect to the information disclosed pursuant to this Section 5.1, Parent shall comply with, and shall instruct Parent’s Representatives to comply with, all of its obligations under the Confidentiality Agreement, dated February 10, 2017, between the Company and Parent (the “Confidentiality Agreement”).
5.2    Operation of the Company’s Business.
(a)    During the Pre-Closing Period: (i) except (x) as expressly required under the terms of this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Company shall use its commercially reasonable efforts to ensure that each Acquired Corporation conducts in all material respects its business and operations in the ordinary course of business consistent with past practice; and (ii) the Company shall promptly notify Parent of (A) any knowledge of any notice from any Person alleging that the Consent of such Person is or may be required in connection with any of the Transactions, and (B) any Legal Proceeding commenced, or, to its knowledge threatened, relating to or involving any Acquired Corporation that relates to the consummation of the Transactions. The Company shall, and shall cause each of its Subsidiaries to, use commercially reasonable efforts to preserve intact the material components of its current business organization, including keeping available the services of current officers and key employees and maintaining their respective relations and good will with all material suppliers, Governmental Bodies and other material business relations.
(b)    During the Pre-Closing Period, except (x) as expressly required or permitted under the terms of this Agreement or as required by applicable Legal Requirements, (y) with the written consent of Parent (not to be unreasonably withheld, conditioned or delayed), or (z) as set forth in Part 5.2 of the Company Disclosure Schedule, the Acquired Corporations shall not:
(i)    (1) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Company Common Stock), or (2) repurchase, redeem or otherwise reacquire any of its shares of capital stock (including any Company Common Stock), or any rights, warrants or options to acquire any shares of its capital stock, other than: (A) repurchases of shares of Company Common Stock outstanding as of the date hereof pursuant to the Company’s right (under written commitments in effect as of the date hereof) to purchase shares of

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Company Common Stock held by a Company Associate only upon termination of such associate’s employment or engagement by the Company; (B) repurchases or reacquisitions of Company Equity Awards or Company Warrants (or shares of capital stock issued upon the exercise or vesting thereof) outstanding on the date hereof (in cancellation thereof) pursuant to the terms of any such Company Equity Awards or Company Warrant (in effect as of the date hereof) between the Company and a Company Associate or member of the Board of Directors of the Company only upon termination of such Person’s employment or engagement by the Company or upon any other termination or cancellation of the Company Equity Award, pursuant to the terms of such Company Equity Awards; or (C) in connection with withholding to satisfy the Tax obligations with respect to Company Equity Awards or Company Warrants;
(ii)    split, combine, subdivide or reclassify any shares of its capital stock (including the Company Common Stock) or other equity interests;
(iii)    sell, issue, grant, deliver, pledge, transfer, encumber or authorize the issuance, sale, delivery, pledge, transfer, encumbrance or grant of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities or right to acquire any capital stock, equity interest or other security, or (C) any instrument convertible into or exchangeable for any capital stock, equity interest or other security (except that the Company may issue shares of the Company Common Stock as required to be issued upon the exercise or vesting of Company Equity Awards or Company Warrants outstanding as of the date of this Agreement);
(iv)    except as contemplated by Section 6.3, (A) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof except that the Company may amend any Employee Plans to the extent required by applicable Legal Requirements), (B) amend or waive any of its rights under, or accelerate the vesting under, any provision of any of the Employee Plans (or any plan, program, arrangement, practice or agreement that would be an Employee Plan if it were in existence on the date hereof, except as required by this Agreement), (C) grant any Company Associate any increase in compensation, bonuses or other benefits other than in the ordinary course of business consistent with past practice or (D) pay any severance, retention or retirement benefits to any current or former Company Associates, other than vested benefits (including benefits that become vested as a result of the Transactions) required by the terms of an Employee Plan listed on Part 3.16(c) of the Company Disclosure Schedule or (E) grant any equity or equity-based compensation to any Company Associates;
(v)    make any Company contributions (excluding contributions which are employee deferrals of eligible earnings under the Company’s 401(k) plan) to the Company’s 401(k) plan other than as required under the terms of such plan as in effect on the date of this Agreement, or make any contribution to the Company’s 401(k) plan in Shares;
(vi)    hire, promote or terminate any Company Associate other than in the ordinary course of business consistent with past practice;
(vii)    amend or permit the adoption of any amendment to its Certificate of Incorporation or bylaws or other charter or organizational documents;
(viii)    form any Subsidiary, acquire (by merger, consolidation or acquisition of stock or otherwise) any businesses of any other Person or any equity interest in any other Entity or enter into any joint venture, partnership, limited liability corporation or similar arrangement;

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(ix)    make or authorize any capital expenditure (except that the Company may make any capital expenditure that does not exceed $50,000 individually and $100,000 in the aggregate during any fiscal quarter);
(x)    acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, relinquish or permit to lapse (other than any patent expiring at the end of its statutory term), transfer, assign, guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material right or other material asset or property of any of the Acquired Corporations, including without limitation any Company IP owned by any Acquired Corporation, (except, in the case of any of the foregoing (A) non-exclusive outbound licenses to service providers, clinical trial agreements and material transfer agreements, in each case, in the ordinary course of business consistent with past practice), (B) pursuant to dispositions of in each case obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Company and (C) when added to all other capital expenditures made on behalf of the Company since the date of this Agreement, does not exceed $50,000 individually and $100,000 in the aggregate during any fiscal quarter;
(xi)    lend money or make capital contributions or advances to or make investments in, any Person, or incur or guarantee any Indebtedness (except for advances to employees and consultants for travel and other business related expenses in the ordinary course of business consistent with past business practice and in compliance with the Company’s policies related thereto);
(xii)    excluding any renewal of a Material Contract on terms no less favorable in all material respects in the aggregate to the Acquired Corporations, or with respect to a revenue generating contract with a customer in the ordinary course of business, amend or modify in any material respect, waive any rights under, terminate, replace or release, settle or compromise any material claim, liability or obligation under any Material Contract or enter into any Contract which if entered into prior to the date hereof would have been a Material Contract;
(xiii)    other than in the ordinary course of business, (a) make any change to any accounting method or accounting period used for Tax purposes (or request such a change); (b) make or change any material Tax election; (c) file any income or other material Tax Return other than on a basis consistent with past practice; (d) file an amended Tax Return; (e) enter into a closing agreement with any Governmental Body regarding any Tax; (f) settle, compromise or consent to any material Tax claim or assessment or surrender a right to a material Tax refund; or (g) waive or extend the statute of limitations with respect to any income or material Tax other than pursuant to extensions of time to file a Tax Return obtained in the ordinary course of business;
(xiv)    commence any Legal Proceeding, except (A) in connection with a breach of this Agreement or any other agreements contemplated hereby, (B) in the ordinary course of business for the routine collection of bills and involving only the payment by or to the Acquired Corporations of money damages and (C) in such cases where it, in good faith, determines that failure to commence an Action would result in the material impairment of a valuable aspect of its business (provided that it consults with Parent prior to the filing of any such lawsuit);
(xv)    settle, release, waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim), other than any Legal Proceeding relating to a breach of this Agreement or any other agreements contemplated hereby or pursuant to a settlement that does not relate to any of the Transactions;

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(xvi)    correspond, communicate or consult with (in each case, at any planned meetings or telephonic discussions involving substantive matters, or through written correspondence) the FDA or similar Governmental Body or any Governmental Body having jurisdiction over any of the Company’s pending clinical trials, except in the ordinary course of business, without, to the extent reasonable practicable, providing Parent with prior written reasonable advance notice and the opportunity to consult with the Company with respect to such correspondence, communication or consultation;
(xvii)    publicly disclose any clinical data relating to or resulting from the Company’s pending clinical trials or any analysis or work product created by or on behalf of the Company based in whole or in part on such clinical data;
(xviii)    enter into any collective bargaining agreement or other agreement with any labor organization;
(xix)    adopt or implement any stockholder rights plan or similar arrangement;
(xx)    enter into any new line of business;
(xxi)    adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Acquired Corporations; or
(xxii)    authorize any of, or agree or commit to take, any of the actions described in clauses “(i)” through “(xxii)” of this Section 5.2(b).
Notwithstanding the foregoing, nothing contained herein shall give to Parent or Purchaser, directly or indirectly, rights to control or direct the operations of the Company prior to the Offer Acceptance Time and nothing contained in this Agreement is intended to give the Company, directly or indirectly, the right to control or direct Parent’s or its Subsidiaries’ operations. Prior to the Effective Time, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its and its Subsidiaries’ respective operations.
5.3    No Solicitation.
(a)    For the purposes of this Agreement, “Acceptable Confidentiality Agreement” means any customary confidentiality agreement that contains provisions that are no less favorable to the Company in the aggregate than those contained in the Confidentiality Agreement, provided that any such agreement shall not be required to contain any “stand-still” or similar provisions.
(b)    Except as permitted by this Section 5.3, during the Pre-Closing Period the Acquired Corporations shall not, and shall not authorize or permit any of their Representatives to (i) continue any solicitation, knowing encouragement, discussions, activities or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal and (ii) directly or indirectly, (A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information or granting a waiver under Section 203 of the DGCL) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with or for the purpose of soliciting, encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal, (C) enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement providing

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for an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal or (D) resolve, publicly propose or agree to do any of the foregoing. The Company shall, and shall cause the other Acquired Corporations and its and their Representatives to, promptly request the return from, or destruction by, all third parties of all non-public information previously furnished or made available to such parties by or on behalf of the Acquired Corporations and immediately terminate all physical and electronic data room access previously granted to any such party or its Representatives. Notwithstanding anything to the contrary contained in this Agreement, the Acquired Corporations and their Representatives may in any event (A) seek to clarify and understand the terms and conditions of any inquiry or proposal made by any Person solely to determine whether such inquiry or proposal constitutes or could reasonably be expected to lead to an Acquisition Proposal and (B) inform a Person that has made or, to the knowledge of the Company, is considering making an Acquisition Proposal of the provisions of this Section 5.3.
(c)    If at any time on or after the date of this Agreement and prior to the Offer Acceptance Time any Acquired Corporation or any of its Representatives receives an unsolicited bona fide written Acquisition Proposal from any Person or group of Persons, which Acquisition Proposal was made or renewed on or after the date of this Agreement and did not result from any breach of this Section 5.3, if the Company’s Board of Directors determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or would reasonably be expected to lead to a Superior Offer, then the Company and its Representatives may (x) furnish, pursuant to (but only pursuant to) an Acceptable Confidentiality Agreement, information (including non-public information) with respect to the Acquired Corporations to the Person or group of Persons who has made such Acquisition Proposal; provided that the Company shall concurrently provide to Parent any non-public information concerning the Company or any of its Subsidiaries that is provided to any Person given such access which was not previously provided to Parent or its Representatives and (y) engage in or otherwise participate in discussions or negotiations with the Person or group of Persons making such Acquisition Proposal if (and only if) and only to the extent that before taking any of the actions described in the foregoing clauses (x) and (y) the Company’s Board of Directors determines in good faith, after consulting with its outside legal counsel, that failure to take such an action would likely constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements.
(d)    Following the date of this Agreement, the Company shall (i) promptly (and in any event within 24 hours) notify Parent orally and in writing if any inquiries, proposals, offers or requests with respect to an Acquisition Proposal (including any request for non-public information related to the Acquired Corporations) are received by any Acquired Corporation or any of its Representatives, (ii) provide to Parent the identity of the Person making such inquiry, proposal, offer or request, and a copy of any written materials related thereto (of, if oral, a summary of the material terms and conditions of any such inquiry, proposal, offer or request), (iii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any such inquiry, proposal, offer, request or Acquisition Proposal on a prompt (and in any event within 24 hours) basis, including by providing prompt (and in any event within 24 hours) notice of all material amendments or modifications thereto and all written materials subsequently provided in connection therewith, and (iv) upon the request of Parent, promptly (and in any event within 24 hours) inform Parent of the status of such Acquisition Proposal. The Company agrees that it and its Subsidiaries will not enter into any confidentiality agreement with any Person subsequent to the date hereof which prohibits the Company from providing any information to Parent in accordance with this Section 5.3 or otherwise prohibits the Company from complying with its obligations under this Section 5.3. The Company further agrees that it will not provide information to any Person pursuant to any confidentiality agreement entered into prior to the date of this Agreement unless such Person agrees prior to receipt of such information to waive any provision that would prohibit the Company from providing any information to Parent in accordance with

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this Section 5.3 or otherwise prohibit the Company from complying with its obligations under this Section 5.3.
(e)    Nothing in this Section 5.3 or elsewhere in this Agreement shall prohibit the Company from (i) taking and disclosing to the stockholders of the Company a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, (ii) making any disclosure to the stockholders of the Company that the Company determines is required by applicable Legal Requirements after consultation with outside counsel or (iii) making any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; provided that any such disclosure or position described in clause (i) or (ii) shall be deemed to be a Company Adverse Change Recommendation subject to the terms and conditions of this Agreement, unless the Company’s Board of Directors reaffirms the Company Board Recommendation in such disclosure or in connection with such action.
(f)    The Company agrees that in the event that any Acquired Corporation or any Representative of any Acquired Corporation takes any action which, if taken by the Company, would constitute a breach of this Section 5.3, the Company shall be deemed to be in breach of this Section 5.3.
5.4    FIRPTA Documentation. Not more than 30 days prior to, or concurrently with, the Offer Acceptance Time, the Company shall prepare and deliver to Parent (a) a statement in form and substance required under Treasury Regulations Sections 1.1445-2(c)(3)(i) and 1.897-2(h)(1), dated as of the date of the Offer Acceptance Time, together with written authorization for Parent to deliver such statement to the IRS on behalf of the Company after the Closing, and (b) a notice in form and substance required under Treasury Regulations Section 1.897-2(h)(2).
SECTION 6.    ADDITIONAL COVENANTS OF THE PARTIES
6.1    Company Board Recommendation.
(a)    The Company hereby consents to the Offer and represents that its Board of Directors, at a meeting duly called and held, has made the Company Board Recommendation. Subject to Section 6.1(b), the Company hereby consents to the inclusion of a description of the Company Board Recommendation in the Offer Documents. During the Pre-Closing Period, subject to Section 6.1(b), neither the Board of Directors of the Company nor any committee thereof shall (i)(A) withdraw (or modify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw (or modify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (B) approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, or (C) fail to include the Company Board Recommendation in the Schedule 14D-9 (any action described in this clause (i) being referred to as a “Company Adverse Change Recommendation”) or (ii) approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or allow the Company to execute or enter into any Contract with respect to any Acquisition Proposal, or requiring, or reasonably expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).
(b)    Notwithstanding anything to the contrary contained in this Agreement, at any time prior to Purchaser accepting, for the first time, for payment such number of Shares validly tendered and not properly withdrawn pursuant to the Offer as satisfies the Minimum Condition (the “Offer Acceptance Time”):
(i)    if the Company has received a bona fide written Acquisition Proposal (which Acquisition Proposal did not arise out of a breach of Section 5.3) from any Person that has not been

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withdrawn and after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (x) the Company’s Board of Directors may make a Company Adverse Change Recommendation and/or (y) the Company may terminate this Agreement to enter into a Specified Agreement with respect to such Superior Offer, in each case if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would likely constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) at least five (5) business days prior to making any such Company Adverse Change Recommendation or termination (a “Determination Notice”) (which notice shall not constitute a Company Adverse Change Recommendation); and (C) (1) the Company shall have provided to Parent a summary of the material terms and conditions of the Acquisition Proposal and copies of all written materials related thereto in accordance with Section 5.3(d), (2) the Company shall have given Parent the five (5) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel and financial advisors, the Company’s Board of Directors shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate this Agreement pursuant to Section 8.1(e) would likely constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements, and (4) if the Company intends to terminate this Agreement to enter into a Specified Agreement, the Company shall have complied with Section 8.1(e). Issuance of any “stop, look and listen” communication by or on behalf of the Company pursuant to Rule 14d-9(f) shall not be considered a Company Adverse Change Recommendation and shall not require the giving of a Determination Notice or compliance with the procedures set forth in this Section 6.1. For the avoidance of doubt, the provisions of this Section 6.2(b)(i) shall also apply to any material amendment to any Acquisition Proposal and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days; and
(ii)    other than in connection with an Acquisition Proposal, the Company’s Board of Directors may make a Company Adverse Change Recommendation in response to a Change in Circumstance, if and only if: (A) the Company’s Board of Directors determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would likely constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements; (B) the Company shall have given Parent a Determination Notice at least five (5) business days prior to making any such Company Adverse Change Recommendation; and (C) (1) the Company shall have specified the Change in Circumstance in reasonable detail, (2) the Company shall have given Parent the five (5) business days after the Determination Notice to propose revisions to the terms of this Agreement or make another proposal so that such Change in Circumstance would no longer necessitate a Company Adverse Change Recommendation, and shall have negotiated in good faith with Parent with respect to such proposed revisions or other proposal, if any, and (3) after considering the results of such negotiations and giving effect to the proposals made by Parent, if any, after consultation with outside legal counsel, the Company’s Board of Directors shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation in response to such Change in Circumstance would likely constitute a breach of the fiduciary duties of the Board of Directors of the Company to the Company’s stockholders under applicable Legal Requirements. For the avoidance of doubt, the provisions of this Section 6.1(b)(ii) shall also apply to any material change to the facts and circumstances relating to such Change in

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Circumstance and require a new Determination Notice, except that the references to five (5) business days shall be deemed to be three (3) business days.
6.2    Filings, Consents and Approvals.
(a)    Subject to the terms and conditions set forth in this Agreement, each of the Parties shall use their respective reasonable best efforts to take, or cause to be taken, all actions, to file, or cause to be filed, all documents and to do, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable under applicable Antitrust Laws to consummate and make effective the Transactions as soon as reasonably practicable, including (i) the obtaining of all necessary actions or nonactions, waivers, consents, clearances, decisions, declarations, approvals, and expirations or terminations of waiting periods, from Governmental Bodies and the making of all necessary registrations and filings and the taking of all steps as may be necessary to obtain any such consent, decision, declaration, approval, clearance or waiver, or expiration or termination of a waiting period by or from, or to avoid an action or proceeding by, any Governmental Body in connection with any Antitrust Law; (ii) the obtaining of all necessary consents, authorizations, approvals or waivers from third parties; and (iii) the execution and delivery of any additional instruments necessary to consummate the Transactions. Notwithstanding anything in this Agreement to the contrary, in no event will Parent (nor any of its Subsidiaries or Affiliates) be required to, and, without the prior written consent of Parent (which consent may be withheld in its sole discretion), the Company shall not and shall not permit any of its Subsidiaries or Affiliates to, propose or agree to accept any undertaking or condition, to enter into any consent decree, to make any divestiture or license, to accept any operational restriction, or take any other action that, in the sole judgment of Purchaser and Parent, could be expected to limit the right of Purchaser or Parent to own or operate all or any portion of its or the Company’s businesses, products or assets.
(b)    Without limiting the generality of anything contained in this Section 6.2, each Party hereto shall give the other Parties prompt notice of any pending or threatened request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body, or brought by a third party before any Governmental Body, in each case with respect to the Transactions (an “Investigation”). In connection with any such Investigation, and subject to applicable Laws relating to the exchange of information and appropriate agreements to limit disclosure to outside counsel and consultants retained by such counsel and preserve the attorney-client or other legal privileges, each Party hereto shall use its commercially reasonable efforts to (i)  keep the other Parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding, (ii) promptly inform the other Parties of any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (and if in writing, furnish the other party with a copy of such communication), (iii) to the extent reasonably practicable, consult in advance and cooperate with the other Parties and consider in good faith the views of the other Parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal to be made or submitted to any Governmental Body, and (iv) except as may be prohibited by any Governmental Body or by any Legal Requirement, provide advance notice of and permit authorized Representatives of the other Party to be present at each meeting or conference with any Governmental Body and to have access to and be consulted in advance in connection with any argument, opinion or proposal to be made or submitted to any Governmental Body.
6.3    Company Equity Awards.
(a)    Prior to the Offer Acceptance Time, the Company shall take all actions (including obtaining any necessary determinations and/or resolutions of the Board of Directors of the Company or a committee thereof) that may be necessary (under the 2006 Plan and award agreements pursuant to which

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Company Equity Awards are outstanding or otherwise) to (i) cause the treatment (as applicable) of each unexercised Company Option then outstanding as set forth in Section 2.8(a), (ii) terminate the 2006 Plan (except as otherwise agreed by Parent and a holder thereof) effective as of and contingent upon the Effective Time, and (iii) cause, as of the Effective Time, each unexpired and unexercised Company Option then outstanding as of immediately prior to the Effective Time (and each plan, if any, under which any Company Equity Award may be granted except, with respect to any such plan, as otherwise agreed by Parent and a holder thereof) to be cancelled, terminated and extinguished, subject, if applicable, to payment pursuant to Section 2.8.
6.4    Employee Benefits. For a period of one year following the Effective Time, Parent shall provide, or cause to be provided, to each employee of the Company who is employed by the Company as of immediately prior to the Effective Time and who continues to be actively employed (without any material break in service) by the Surviving Corporation (or any Affiliate thereof) during such one year period (each, a “Continuing Employee”) base salary (or base wages, as the case may be) no less favorable than the base salary (or base wages) provided to such Continuing Employee immediately prior to the execution of this Agreement, and short-term cash incentive compensation opportunities and health and welfare benefits (excluding any severance benefits, defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity based compensation) that are substantially comparable in the aggregate to such base salary and base wages, short-term cash incentive compensation opportunities and health and welfare benefits (excluding any severance benefits, defined benefit pension benefits, retiree medical benefits, transaction or retention bonuses and equity based compensation) provided to similarly situated employees of Parent. Without limiting the foregoing:
(a)    With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation policies applicable to such Continuing Employee immediately prior to the Effective Time, Parent shall, or shall cause the Surviving Corporation to and instruct its Affiliates to, as applicable (and without duplication of benefits), honor such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the Company and without limiting their ability to accrue personal, sick or vacation time under Parent practices and policies.
(b)    Parent agrees that all Continuing Employees shall be eligible to continue to participate in the Surviving Corporation’s health and welfare benefit plans (to the same extent such Continuing Employees were eligible to participate under the Company’s health and welfare benefit plans immediately prior to the Effective Time or to the same extent as similarly situated employees of Parent and its Subsidiaries, as applicable); provided, however, that (i) nothing in this Section 6.4 or elsewhere in this Agreement shall limit the right of Parent or the Surviving Corporation to amend or terminate any such health or welfare benefit plan at any time and (ii) if Parent or the Surviving Corporation terminates any such health or welfare benefit plan, then the Continuing Employees shall be eligible to participate in the Parent’s health and welfare benefit plans to the extent that coverage under such plans is replacing comparable coverage under an Employee Plan in which such Continuing Employee participated immediately before the Effective Time or to the extent as similarly situated employees of Parent and its Subsidiaries, as applicable. To the extent that service is relevant for eligibility to participate in, but not for purpose of benefit accrual under, any health or welfare benefit plan of Parent and/or the Surviving Corporation, then Parent shall (A) waive all limitations as to pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Continuing Employees, to the extent that such conditions, exclusions and waiting periods would not apply under a similar employee benefit plan in which such employees participated prior to the Effective Time, and (B) ensure that such health or welfare benefit plan shall, for purposes of eligibility, deductibles, co-payments and out-of-pocket maximums, credit Continuing Employees for service and

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amounts paid prior to the Effective Time with the Company to the same extent that such service and amounts paid was recognized prior to the Effective Time under the corresponding health or welfare benefit plan of the Company. Nothing in this Section 6.4 or elsewhere in this Agreement shall be construed to create a right in any employee to employment with Parent, the Surviving Corporation or any other Affiliate of the Surviving Corporation and the employment of each Continuing Employee shall be “at will” employment.
(c)    The provisions of this Section 6.4 are solely for the benefit of the Parties to this Agreement, and no provision of this Section 6.4 is intended to, or shall, constitute the establishment or adoption of or an amendment to any employee benefit plan for purposes of ERISA or otherwise and no current or former employee or any other individual associated therewith shall be regarded for any purpose as a third party beneficiary of the Agreement or have the right to enforce the provisions hereof.
6.5    Termination of Company 401(k) Plan. Contingent upon the Merger Closing Date, the Company shall take all necessary actions to terminate the Company 401(k) Plan, with such termination effective as of no later than the date immediately preceding the Merger Closing Date. The Company shall provide Parent with a copy of any resolutions or other corporate action (the form and substance of which shall be subject to review and approval by Parent, which will not be unreasonably withheld or delayed) evidencing that the Company 401(k) Plan will be terminated effective as of no later than the date immediately preceding the Merger Closing Date, contingent upon the Merger Closing Date, and will adopt any necessary amendments to the Company 401(k) Plan to effect such termination. Prior to and conditioned upon termination of the Company 401(k) Plan, the Company shall take any action necessary to fully vest any and all unvested amounts of the accounts of all participants in the Company 401(k) Plan that are impacted by such termination.
6.6    Indemnification of Officers and Directors.
(a)    All rights to indemnification by the Company existing in favor of those Persons who are directors and officers of the Company as of the date of this Agreement (the “Indemnified Persons”) for their acts and omissions occurring prior to the Effective Time, as provided in the Certificate of Incorporation and bylaws of the Company (as in effect as of the date of this Agreement) and as provided in the indemnification agreements between the Company and said Indemnified Persons (as set forth on Part 6.6(a) of the Company Disclosure Schedule and in effect as of the date of this Agreement) in the forms made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement, shall survive the Merger and shall be observed by the Surviving Corporation and its Subsidiaries to the fullest extent available under Delaware law for a period of six years from the Effective Time, and any claim made requesting indemnification pursuant to such indemnification rights within such six-year period shall continue to be subject to this Section 6.6(a) and the indemnification rights provided under this Section 6.6(a) until disposition of such claim.
(b)    From the Effective Time until the sixth anniversary of the Effective Time, the Surviving Corporation shall maintain in effect, the existing policy of directors’ and officers’ liability insurance maintained by the Company as of the date of this Agreement (an accurate and complete copy of which has been made available by the Company to Parent or Parent’s Representatives prior to the date of this Agreement) for the benefit of the Indemnified Persons who are currently covered by such existing policy with respect to their acts and omissions occurring prior to the Effective Time in their capacities as directors and officers of the Company (as applicable), on terms with respect to coverage, deductibles and amounts no less favorable than the existing policy (or at or prior to the Effective Time Parent or the Company may (through a nationally recognized insurance broker approved by Parent (such approval not to be unreasonably withheld, delayed or conditioned) purchase a six-year “tail” policy for the existing policy effective as of the Effective Time

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and, if such “tail policy” has been obtained, it shall be deemed to satisfy all obligations to obtain and/or maintain insurance pursuant to this Section 6.6(b)); provided, however, that in no event shall the Acquired Corporations expend, or shall the Surviving Corporation be required to expend, an aggregate amount in excess of 300% of the annual premium currently payable by the Company with respect to such current policy, it being understood that if the total premiums payable for such insurance coverage exceeds such amount, the Company or the Surviving Corporation, as applicable, shall obtain a policy with the greatest coverage available for a cost equal to such amount.
(c)    In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or Entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each such case, Parent shall ensure that the successors and assigns of Parent or the Surviving Corporation, as the case may be, or at Parent’s option, Parent, shall assume the obligations set forth in this Section 6.6.
(d)    The provisions of this Section 6.6 shall survive the acceptance of Shares for payment pursuant to the Offer and the consummation of the Merger and are (i) intended to be for the benefit of, and will be enforceable by, each of the Indemnified Persons and their successors, assigns and heirs and (ii) in addition to, and not in substitution for, any other rights to indemnification or contribution that any such Person may have by contract or otherwise. Unless required by applicable Legal Requirement, this Section 6.6 may not be amended, altered or repealed after the Offer Acceptance Time in such a manner as to adversely affect the rights of any Indemnified Person or any of their successors, assigns or heirs without the prior written consent of the affected Indemnified Person.
6.7    Retention Plan. Prior to the Closing, the Company’s Board of Directors shall be permitted to take all actions contemplated by Section 3 of the Retention Plan, provided that the determination of the amount of “Net Proceeds”, as defined in the Retention Plan, shall not be determined without the prior consent of Parent, not to be unreasonably withheld. The Company shall use its commercially reasonable efforts to cause each Participant, as defined in the Retention Plan, to execute and deliver a Participation Agreement with respect to its participation such Retention Plan. Parent shall, or shall cause the Surviving Corporation to, fund the Bonus Pool (as defined in the Retention Plan) and pay the amounts allocated thereunder in accordance with Section 2.8 of this Agreement and the terms of the Retention Plan.
6.8    Securityholder Litigation. The Company shall give Parent the right to review and comment on all material filings or responses to be made by the Company in connection with any litigation against the Company and/or its directors relating to the Transactions, the right to participate (at Parent’s expense) in such litigation, and the right to consult on the settlement with respect to such litigation, and the Company shall in good faith take such comments into account, and, no such settlement shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed). The Company shall promptly notify Parent of any such litigation and shall keep Parent informed on a current basis with respect to the status thereof.
6.9    Additional Agreements. Without limitation or contravention of the provisions of Section 6.2, and subject to the terms and conditions of this Agreement, Parent and the Company shall use reasonable best efforts to take, or cause to be taken, all actions necessary to consummate the Offer and the Merger and make effective the other Transactions. Without limiting the generality of the foregoing, subject to the terms and conditions of this Agreement, each Party to this Agreement shall (i)  make all filings (if any) and give all notices (if any) required to be made and given by such Party in connection with the Offer and the Merger and the other Transactions; (ii)  use reasonable best efforts to obtain each Consent (if any) required to be

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obtained pursuant to any applicable Legal Requirement or Material Contract by such Party in connection with the Transactions; and (iii)  use reasonable best efforts to lift any restraint, injunction or other legal bar to the Offer or the Merger brought by any third Person against such Party. The Company shall promptly deliver to Parent a copy of each such filing made, each such notice given and each such Consent obtained by the Company during the Pre-Closing Period.
6.10    Disclosure. The initial press release relating to this Agreement shall be a joint press release issued by the Company and Parent and thereafter Parent and the Company shall consult with each other before issuing any further press release(s) or otherwise making any public statement or making any announcement to Company Associates (to the extent not previously issued or made in accordance with this Agreement) with respect to the Offer, the Merger, this Agreement or any of the other Transactions and shall not issue any such press release, public statement or announcement to Company Associates without the other Party’s written consent. Notwithstanding the foregoing: (a) each Party may, without such consultation or consent, make any public statement in response to questions from the press, analysts, investors or those attending industry conferences, make internal announcements to employees and make disclosures in Company SEC Documents, so long as such statements are consistent with previous press releases, public disclosures or public statements made jointly by the parties (or individually, if approved by the other Party), (b) a Party may, without the prior consent of the other Party hereto but subject to giving advance notice to the other Party, issue any such press release or make any such public announcement or statement as may be required by Legal Requirement; and (c) the Company need not consult with Parent in connection with such portion of any press release, public statement or filing to be issued or made pursuant to Section 5.3(e) or with respect to any Company Adverse Change Recommendation.
6.11    Takeover Laws; Advice of Changes.
(a)    If any Takeover Law may become, or may purport to be, applicable to the Transactions, each of Parent and the Company and the members of their respective Boards of Directors shall use their respective reasonable best efforts to grant such approvals and take such actions as are necessary so that the transactions contemplated by this Agreement may be consummated as promptly as practicable on the terms and conditions contemplated hereby and otherwise act to lawfully eliminate the effect of any Takeover Law on any of the Transactions.
(b)    The Company will give prompt notice to Parent (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to result in any Material Adverse Effect with respect to it and (ii) is reasonably likely to result in any of the conditions set forth in Section 7 or Annex I not being able to be satisfied prior to the End Date. Parent will give prompt notice to the Company (and will subsequently keep the other informed on a current basis of any developments related to such notice) upon its becoming aware of the occurrence or existence of any fact, event or circumstance that (i) has had or would reasonably be expected to have a Parent Material Adverse Effect or (ii) is reasonably likely to result in any of the conditions set forth in Section 7 not being able to be satisfied prior to the End Date.
6.12    Section 16 Matters. The Company, and the Company’s Board of Directors, shall, to the extent necessary, take appropriate action, prior to or as of the Offer Acceptance Time, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of shares of Company Common Stock, Company Options and Company Warrants in the Transactions by applicable individuals and to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

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6.13    Rule 14d-10 Matters. Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the Compensation Committee of the Company’s Board of Directors, at a meeting duly called and held, will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Company that are effective as of the date of this Agreement or are entered into after the date of this Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) (2) under the Exchange Act.
6.14    Stock Exchange Delisting; Deregistration. Prior to the Closing Date, the Company shall cooperate with Parent and use its reasonable best efforts to take, or cause to be taken, all actions, and do or cause to be done all things, reasonably necessary, proper or advisable on its part under applicable laws and rules and policies of the OTC to enable the delisting by the Surviving Corporation of the Shares from the OTC and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time, and in any event no more than ten (10) days after the Closing Date.
6.15    Purchaser Stockholder Consent. Immediately following the execution of this Agreement, Parent shall execute and deliver, in accordance with Section 228 of the DGCL and in its capacity as the sole stockholder of Purchaser, a written consent adopting this Agreement (the “Parent Consent”).
SECTION 7.    CONDITIONS PRECEDENT TO THE MERGER
The obligations of the parties to effect the Merger are subject to the satisfaction, at or prior to the Closing, of each of the following conditions:
7.1    No Restraints. There shall not have been issued by any court of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the consummation of the Merger, nor shall any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal the consummation of the Merger; provided, however, that no Party shall be permitted to invoke this Section 7.1 unless it shall have taken all actions required under this Agreement to have any such order lifted.
7.2    Consummation of Offer. Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment and paid for all of the Shares validly tendered pursuant to the Offer and not withdrawn.
SECTION 8.    TERMINATION
8.1    Termination. This Agreement may be terminated prior to the Effective Time:
(a)    by mutual written consent of Parent and the Company at any time prior to the Offer Acceptance Time;
(b)    by either Parent or the Company if a court of competent jurisdiction or other Governmental Body shall have issued a decree or ruling, or shall have taken any other action, having the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which order, decree, ruling or other action shall be final and nonappealable; provided, however, that a Party shall not be

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permitted to terminate this Agreement pursuant to this Section 8.1(b) if the issuance of such final and nonappealable order, decree, ruling or other action is attributable to a failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party at or prior to the Effective Time;
(c)    by Parent at any time prior to the Offer Acceptance Time, if, whether or not permitted to do so: (i) the Company’s Board of Directors shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; (ii) the Board of Directors of the Company shall have failed to publicly reaffirm its recommendation of this Agreement within ten (10) business days after Parent so requests in writing, provided that, Parent may only make such request once every thirty (30) days or, in the event of a public disclosure of an Acquisition Proposal, one time with respect thereto; (iii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act (other than by Parent and its Affiliates), the Company’s Board of Directors fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten (10) business days of the commencement of such tender offer or exchange offer; or (iv) any Acquired Corporation shall have materially and intentionally breached any of its obligations under Section 5.3(b); provided that Parent’s right to terminate this Agreement pursuant to this Section 8.1(c) in respect of any of the foregoing events shall expire at 5:00 p.m. (San Francisco, CA time) on the tenth (10th) business day following the date on which such right of termination was exercisable with respect to such event;
(d)    by either Parent or the Company if the Offer Acceptance Time shall not have occurred on or prior to the close of business on September 11, 2017 (such date, the “End Date”); provided, however, that a Party shall not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if the failure of the Offer Acceptance Time to occur prior to the End Date is principally attributable to the failure on the part of such Party to perform in any material respect any covenant or obligation in this Agreement required to be performed by such Party;
(e)    by the Company, at any time prior to the Offer Acceptance Time, in order to accept a Superior Offer and, substantially concurrent with such termination, to enter into a binding written definitive acquisition agreement providing for the consummation of a transaction constituting a Superior Offer (a “Specified Agreement”), provided that the Company has complied in all material respects with the requirements of Section 5.3 and Section 6.1(b)(i) and concurrently pays the Termination Fee as provided in Section 8.3(b);
(f)    by Parent at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of the Company shall have occurred such that the condition set forth in clause “(b)” or “(c)” of Annex I would not be satisfied and cannot be cured by the Company by the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date Parent gives the Company notice of such breach or failure to perform or, if earlier, the End Date; provided, however, that, Parent shall not have the right to terminate this Agreement pursuant to this Section 8.1(f) if either Parent or Purchaser is then in material breach of any representation, warranty, covenant or obligation hereunder;
(g)    by the Company at any time prior to the Offer Acceptance Time, if a breach of any representation or warranty contained in this Agreement or failure to perform any covenant or obligation in this Agreement on the part of Parent or Purchaser shall have occurred, in each case if such breach or failure has had or would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and such breach or failure cannot be satisfied and cannot be cured by Parent or Purchaser, as applicable, by

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the End Date, or if capable of being cured, shall not have been cured within thirty (30) days of the date the Company gives Parent notice of such breach or failure to perform, or, if earlier, the End Date; provided, however, that, the Company shall not have the right to terminate this Agreement pursuant to this Section 8.1(g) if the Company is then in material breach of any representation, warranty, covenant or obligation hereunder and such breach would cause or reasonably be expected to cause the Offer Conditions not to be satisfied or the Offer to expire without the acceptance for payment of Shares pursuant to the Offer; or
(h)    by the Company if Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) as of the expiration of the Offer (as may be extended); provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 8.1(h) if the failure of Purchaser to consummate the Offer in accordance with the terms of this Agreement is attributable to a failure on the part of the Company to perform any covenant or obligation under this Agreement.
8.2    Effect of Termination. In the event of the termination of this Agreement as provided in Section 8.1, written notice thereof shall be given to the other Party or Parties, specifying the provision hereof pursuant to which such termination is made, and this Agreement shall be of no further force or effect and there shall be no liability on the part of Parent, Purchaser or the Company or their respective directors, officers and Affiliates following any such termination; provided, however, that (a) this Section 8.2, Section 8.3 and Section 9 shall survive the termination of this Agreement and shall remain in full force and effect, (b) the Confidentiality Agreement shall survive the termination of this Agreement and shall remain in full force and effect in accordance with its terms; and (c) the termination of this Agreement shall not relieve any Party from any liability for common law fraud or any willful and material breach of this Agreement prior to the date of termination. Nothing shall limit or prevent any Party from exercising any rights or remedies it may have under Section 9.5(b) in lieu of terminating this Agreement pursuant to Section 8.1.
8.3    Expenses; Termination Fee.
(a)    Except as set forth in this Section 8.3, all fees and expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such expenses, whether or not the Offer and Merger are consummated.
(b)    In the event that:
(i)    this Agreement is terminated by the Company pursuant to Section 8.1(e);
(ii)    this Agreement is terminated by Parent pursuant to Section 8.1(c); or
(iii)    (x) this Agreement is terminated pursuant to Section 8.1(d), (y) any Person shall have publicly disclosed an Acquisition Proposal after the date hereof and prior to such termination (unless publicly withdrawn prior to such termination) and (z) within twelve (12) months of such termination the Company shall have (A) entered into a definitive agreement with respect to any Acquisition Proposal or recommended any Acquisition Proposal to its stockholders, and in each case such proposal is thereafter consummated, regardless of whether such consummation occurs within such twelve (12) month period) or (B) consummated any Acquisition Proposal (provided that for purposes of this clause (z) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”);
then, in any such event under clause “(i)”, “(ii)” or “(iii)” of this Section 8.3(b), the Company shall pay to Parent or its designee the Termination Fee by wire transfer of same day funds (x) in the case of Section 8.3(b)(i), concurrently with the termination of this Agreement and execution of the Specified Agreement (or if the Specified Agreement is executed on a day that is not a business day, the next business day), (y) in the

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case of Section 8.3(b)(ii), within two (2) business days after such termination or (z) in the case of Section 8.3(b)(iii), concurrently with the consummation of the Acquisition Proposal referred to in subclause (iii)(z) above; it being understood that in no event shall the Company be required to pay the Termination Fee on more than one occasion. As used herein, “Termination Fee” shall mean a cash amount equal to $100,000. In the event that Parent or its designee shall receive full payment pursuant to this Section 8.3(b), the receipt of the Termination Fee shall be deemed to be liquidated damages for any and all losses or damages suffered or incurred by Parent, Purchaser, any of their respective Affiliates or any other Person in connection with this Agreement (and the termination hereof), the transactions contemplated hereby (and the abandonment thereof) or any matter forming the basis for such termination, and none of Parent, Purchaser, any of their respective Affiliates (collectively, “Parent Related Parties”) or any other Person shall be entitled to bring or maintain any claim, action or proceeding against the Company or any of its Affiliates arising out of or in connection with this Agreement, any of the Transactions or any matters forming the basis for such termination; provided, however, that nothing in this Section 8.3(b) shall limit the rights of Parent or Purchaser under Section 9.5(b) or with respect to common law fraud or any willful and material breach of this Agreement by the Company prior to the date of termination.
(c)    Parent’s right to receive payment from the Company of the Termination Fee pursuant to Section 8.3(b) and any payments pursuant to Section 8.3(d) shall be the sole and exclusive remedy of the Parent Related Parties against the Company and any of their respective former, current or future officers, directors, partners, stockholders, optionholders, managers, members or Affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount(s), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions; provided that nothing in this Section 8.3(c) shall relieve the Company or any Company Related Party from any liability for common law fraud or any willful and material breach of this Agreement prior to the date of termination.
(d)    The Parties acknowledge that the agreements contained in this Section 8.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Parties would not enter into this Agreement; accordingly, if the Company fails to timely pay any amount due pursuant to this Section 8.3, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.
SECTION 9.    MISCELLANEOUS PROVISIONS
9.1    Amendment. Prior to the Offer Acceptance Time, subject to Section 6.6(d), this Agreement may be amended with the approval of the respective Boards of Directors of the Company and Parent at any time. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.
9.2    Waiver. No failure on the part of any Party to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of any Party in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. No Party shall be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement,

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unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such Party; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
9.3    No Survival of Representations and Warranties. None of the representations and warranties contained in this Agreement, the Company Disclosure Schedule or in any certificate or schedule or other document delivered pursuant to this Agreement shall survive the Merger.
9.4    Entire Agreement; Counterparts. This Agreement and the other agreements and schedules referred to herein constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among or between any of the Parties, with respect to the subject matter hereof and thereof; provided, however, that the Confidentiality Agreement shall not be superseded and shall remain in full force and effect; provided, further, that, if the Effective Time occurs, the Confidentiality Agreement shall automatically terminate and be of no further force and effect. This Agreement may be executed in several counterparts, each of which shall be deemed an original and all of which shall constitute one and the same instrument. The exchange of a fully executed Agreement (in counterparts or otherwise) by PDF shall be sufficient to bind the parties to the terms and conditions of this Agreement.
9.5    Applicable Legal Requirements; Jurisdiction; Specific Performance; Remedies.
(a)    This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. Subject to Section 9.5(c), in any action or proceeding arising out of or relating to this Agreement, or any of the transactions contemplated by this Agreement: (i) each of the Parties irrevocably and unconditionally consents and submits to the exclusive jurisdiction and venue of the Chancery Court of the State of Delaware and any state appellate court therefrom or, if such court lacks subject matter jurisdiction, the United States District Court sitting in New Castle County in the State of Delaware, (it being agreed that the consents to jurisdiction and venue set forth in this Section 9.5(a) shall not constitute general consents to service of process in the State of Delaware and shall have no effect for any purpose except as provided in this paragraph and shall not be deemed to confer rights on any Person other than the Parties hereto); and (ii) each of the Parties irrevocably consents to service of process by first class certified mail, return receipt requested, postage prepaid, to the address at which such Party is to receive notice in accordance with Section 9.8. The Parties hereto agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Legal Requirements; provided, however, that nothing in the foregoing shall restrict any Party’s rights to seek any post-judgment relief regarding, or any appeal from, such final trial court judgment.
(b)    The Parties agree that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, may occur in the event that the Parties hereto do not perform their obligations under the provisions of this Agreement in accordance with its specified terms or otherwise breach such provisions. Subject to the following sentence, the Parties acknowledge and agree that (i) the Parties shall be entitled to seek an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 9.5(a) without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, (ii) the provisions set forth in Section 8.3 (A) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (B) shall not be construed to diminish or otherwise impair in any respect any Party’s right to specific enforcement and (iii) the right of specific performance is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered

46.

into this Agreement. Each of the Parties hereto agrees that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other Parties hereto have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity. The Parties hereto acknowledge and agree that any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 9.5(b) shall not be required to provide any bond or other security in connection with any such order or injunction.
(c)    EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
9.6    Assignability. This Agreement shall be binding upon, and shall be enforceable by and inure solely to the benefit of, the Parties hereto and their respective successors and permitted assigns; provided, however, that neither this Agreement nor any of the rights hereunder may be assigned without the prior written consent of the other Parties hereto, and any attempted assignment of this Agreement or any of such rights without such consent shall be void and of no effect; provided, further, however, that Parent or Purchaser may assign this Agreement to any of their Affiliates (provided that such assignment shall not impede or delay the consummation of the Transactions or otherwise impede the rights of the stockholders of the Company under this Agreement); provided that no such assignment or pledge permitted pursuant to this Section 9.6 shall relieve Parent of its obligations hereunder.
9.7    No Third Party Beneficiaries. Nothing in this Agreement, express or implied, is intended to or shall confer upon any Person (other than the Parties hereto) any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; except for: (i) if the Offer Acceptance Time occurs (A) the right of the Company’s stockholders to receive the Offer Price or Merger Consideration, as applicable, (B) the right of the holders of Company Equity Awards to receive the Merger Consideration pursuant to Section 2.8 and (C) the right of the Participants (as defined in the Retention Plan) to receive their Bonus Amounts pursuant to Section 2.8 and the Retention Plan; (ii) the provisions set forth in Section 6.6 of this Agreement and (iii) the limitations on liability of the Company Related Parties set forth in Section 8.3(c).
9.8    Notices. Any notice or other communication required or permitted to be delivered to any Party under this Agreement shall be in writing and shall be deemed properly delivered, given and received (a) upon receipt when delivered by hand, (b) two business days after being sent by registered mail or by courier or express delivery service, (c) if sent by email transmission prior to 6:00 p.m. recipient’s local time, upon transmission when receipt is confirmed, or (d) if sent by email transmission after 6:00 p.m. recipient’s local time and receipt is confirmed, the business day following the date of transmission; provided that in each case the notice or other communication is sent to the physical address or email address set forth beneath the name of such Party below (or to such other physical address or email address as such Party shall have specified in a written notice given to the other Parties hereto):

47.

if to Parent or Purchaser (or following the Effective Time, the Company):
Sientra, Inc.
420 S. Fairview, Suite 200
Santa Barbara CA 93117
Attn:     Jeffrey M. Nugent
Chief Executive Officer
Email:    jeff.nugent@sientra.com

with a copy to (which shall not constitute notice):
Cooley LLP

Attn:	C. Thomas Hopkins 1333 2nd Street, Suite 400 Santa Monica, CA 90401
Email:    thopkins@cooley.com

and

Cooley LLP

Attn:	Jamie Leigh 101 California Street, 5th Floor San Francisco, CA 94111
Email:    jleigh@cooley.com

if to the Company (prior to the Effective Time):

48.

Miramar Labs, Inc.
2790 Walsh Avenue
Santa Clara, CA 95051
Attn:     Michael Kleine, CEO
Email: mkleine@miramarlabs.com

with a copy to (which shall not constitute notice):
Wilson Sonsini Goodrich & Rosati, P.C.

Attn:	Philip Oettinger 650 Page Mill Road Palo Alto, CA 94304
Email:    poettinger@wsgr.com

and:
Wilson Sonsini Goodrich & Rosati, P.C.
Attn:    Robert T. Ishii
One Market Plaza
Spear Tower, Suite 3300
San Francisco, CA 94105
Email:    rishii@wsgr.com

9.9    Severability. Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions of this Agreement or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If a final judgment of a court of competent jurisdiction declares that any term or provision of this Agreement is invalid or unenforceable, the Parties hereto agree that the court making such determination shall have the power to limit such term or provision, to delete specific words or phrases or to replace such term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision, and this Agreement shall be valid and enforceable as so modified. In the event such court does not exercise the power granted to it in the prior sentence, the Parties hereto agree to replace such invalid or unenforceable term or provision with a valid and enforceable term or provision that will achieve, to the extent possible, the economic, business and other purposes of such invalid or unenforceable term or provision.
9.10    Construction.
(a)    For purposes of this Agreement, whenever the context requires: the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include masculine and feminine genders.
(b)    The parties hereto agree that any rule of construction to the effect that ambiguities are to be resolved against the drafting Party shall not be applied in the construction or interpretation of this Agreement.

49.

(c)    As used in this Agreement, the words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”
(d)    Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Exhibits, Annexes or Schedules to this Agreement.
(e)    As used in this Agreement, the term “ordinary course of business” means the ordinary and usual course of normal day-to-day operations of the Company and its Subsidiaries consistent with past practice and custom (including, as applicable, with respect to quantity and frequency).
(f)    The phrases “provided to,” “furnished to,” “made available,” and phrases of similar import when used herein, unless the context otherwise requires, shall mean that a copy of the information or material referred to has been provided to the party to whom such information or material is to be provided, including by means of being provided for review in the virtual dataroom set up by the Company in connection with this Agreement (but only such information or material is posted and made available in such data room at least one business days prior to the date of this Agreement).
(g)    References to any agreement or contract are to that agreement or contract as amended, modified or supplemented from time to time in accordance with the terms hereof and thereof; provided that with respect to any agreement or contract listed on any schedules hereto, all such amendments, modifications or supplements must also be listed in the appropriate schedule.
(h)    References to any Person include the successors and permitted assigns of that Person.
(i)    The bold-faced headings contained in this Agreement are for convenience of reference only, shall not be deemed to be a part of this Agreement and shall not be referred to in connection with the construction or interpretation of this Agreement.
[Signature page follows]

50.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

MIRAMAR LABS, INC.

By:	/s/ R. Michael Kleine
Name:	R. Michael Kleine
Title:	President & CEO

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed as of the date first above written.

SIENTRA, INC.

By:	/s/ Jeffrey M. Nugent
Name:	Jeffrey M. Nugent
Title:	Chairman of the Board and Chief Executive Officer

DESERT ACQUISITION CORPORATION

By:	/s/ Charles Huiner
Name:	Charles Huiner
Title:	Chief Operating Officer

[SIGNATURE PAGE TO AGREEMENT AND PLAN OF MERGER]

Exhibit A
CERTAIN DEFINITIONS
For purposes of the Agreement (including this Exhibit A):
“2006 Plan” means the Company’s 2006 Stock Plan, including all amendments and/or restatements thereto.
“Acceleration Date” is defined in Section 2.8(a) of the Agreement.
“Acceptable Confidentiality Agreement” is defined in Section 5.3(a) of the Agreement.
“Acquired Corporations” shall mean the Company and each of its Subsidiaries, collectively.
“Acquisition Proposal” shall mean any proposal, offer, inquiry or other indication of interest (whether or not in writing) from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 23(d) of the Exchange Act, relating to, in a single transaction or series of related transactions, any (a) acquisition, transfer, lease or license of assets of the Company and its Subsidiaries equal to 20% or more of the Company’s consolidated assets or to which 20% or more of the Company’s consolidated revenues or earnings are attributable, (b) issuance or acquisition of 20% or more of the outstanding Company Common Stock, (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock (or, with respect to any Person who beneficially owns Company Outstanding Stock as of the date hereof, 20% or more than the percentage of Company Common Stock already owned thereby as of the date hereof) or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company or any of its Subsidiaries that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or controlling 20% or more of the consolidated assets, revenues or earnings of the Company, in each case, other than the Transactions (or, with respect to any Person who beneficially owns Company Outstanding Stock as of the date hereof, 20% or more than the percentage of such Company Common Stock, assets revenues or earning already owned or controlled thereby as of the date hereof).
“Affiliate” shall mean, as to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person. For this purpose, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.
“Agreement” shall mean the Agreement and Plan of Merger to which this Exhibit A is attached, as it may be amended from time to time.

A-1.

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, and the UK Bribery Act of 2010 or any applicable Laws of similar effect.
“Antitrust Laws” shall mean the Sherman Act, as amended, the Clayton Act, as amended, the HSR Act, the Federal Trade Commission Act, as amended, and all other applicable laws and regulations (including non U.S. laws and regulations) issued by a Governmental Body that are designed or intended to preserve and protect competition, prohibit and restrict monopolization, attempted monopolization, restraint of trade and abuse of dominant position, or to prevent acquisitions, mergers or other business combinations and similar transactions, the effect of which may be to lessen or impede competition or to tend to create or strengthen a dominant position or to create a monopoly.
“Balance Sheet” is defined in Section 3.6 of the Agreement.
“Book-Entry Shares” shall mean non-certificated shares of Company Common Stock represented by book-entry.
“business day” shall mean means a day except a Saturday, a Sunday or other day on which banks in the City of New York are authorized or required by Legal Requirements to be closed.
“Cash Portion” is defined in Recital A of the Agreement.
“Certificates” is defined in Section 2.6(b) of the Agreement.
“Change in Circumstance” shall mean any material event or development or material change in circumstances with respect to the Company that was (a) neither known to the Company’s Board of Directors nor reasonably foreseeable as of or prior to the date hereof and (b) does not relate to (i) any Acquisition Proposal, (ii) any events, changes or circumstances relating to Parent, Purchaser or any of their Affiliates, (iii) clearance of the Merger under the Antitrust Laws or (iv) the mere fact, in and of itself, that the Company meets or exceeds any internal or analysts’ published projections, forecasts, estimates or predictions of revenue, earnings or other financial or operating metrics for any period ending on or after the date hereof, or changes after the date of the Agreement in the market price or trading volume of the Company Common Stock or the credit rating of the Company.
“Change of Control Payment” is defined in Section 3.9(a)(vii) of the Agreement.
“Closing” is defined in Section 2.3(a) of the Agreement.
“Closing Date” is defined in Section 2.3(a) of the Agreement.
“Closing Option Payment” is defined in Section 2.8(a).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Company” is defined in the preamble to the Agreement.

A-2.

“Company Adverse Change Recommendation” is defined in Section 6.1(a) of the Agreement.
“Company Associate” shall mean each current and former officer or other employee, or individual who is an independent contractor, consultant or director of or to any of the Acquired Corporations.
“Company Board Recommendation” is defined in Recital C of the Agreement.
“Company Common Stock” shall mean the common stock, $0.001 par value per share, of the Company.
“Company Contract” shall mean any Contract to which an Acquired Corporation is a party.
“Company Disclosure Documents” is defined in Section 3.4(g) of the Agreement.
“Company Disclosure Schedule” shall mean the disclosure schedule that has been prepared by the Company in accordance with the requirements of the Agreement and that has been delivered by the Company to Parent on the date of the Agreement.
“Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract between: (a) the Company or any Subsidiary and (b) any Company Associate (other than any Company Associate that is part time or paid on an hourly basis), other than any such Contract that is terminable “at will” (or following a notice period imposed by applicable Legal Requirements) without any obligation on the part of the Company or a Subsidiary to make any severance, termination, change in control or similar payment or to provide any benefit.
“Company Equity Award” shall mean any award of compensation (including deferred compensation) that is required under the terms of such existing award to be, or which may be, paid or settled in Company Common Stock (including, for the avoidance of doubt, all Company Options).
“Company IP” shall mean (a) all Intellectual Property Rights that are owned or purported to be owned by an Acquired Corporation, (b) all Intellectual Property Rights licensed to or purported to be licensed to an Acquired Corporation and (c) all other Intellectual Property Rights that are used by an Acquired Corporation in the operation of their respective businesses as currently conducted, or as currently planned by the Company to be conducted.
“Company Lease” shall mean any Company Contract pursuant to which any Acquired Corporation leases or subleases Leased Real Property from another Person.
“Company Options” shall mean all options to purchase shares of Company Common Stock (whether granted by the Company pursuant to the 2006 Plan, assumed by the Company in connection with any merger, acquisition or similar transaction or otherwise issued or granted).
“Company Related Parties” is defined in Section 8.3(c) of the Agreement.

A-3.

“Company Returns” is defined in Section 3.14(a) of the Agreement.
“Company SEC Documents” is defined in Section 3.4(a) of the Agreement.
“Company Warrants” shall mean all warrants to purchase shares of Company Common Stock issued by the Company.
“Confidentiality Agreement” is defined in Section 5.1 of the Agreement.
“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).
“Continuing Employees” is defined in Section 6.4 of the Agreement.
“Contract” shall mean any written, oral or other agreement, contract, subcontract, lease, understanding, instrument, bond, debenture, note, option, warrant, warranty, purchase order, license, sublicense, insurance policy, benefit plan or legally binding commitment or undertaking of any nature.
“CVR Agreement” is defined in Recital A of the Agreement.
“CVR Portion” is defined in Recital A of the Agreement.
“Depository Agent” is defined in Section 2.6(a) of the Agreement.
“Determination Notice” is defined in Section 6.1(b)(i) of the Agreement.
“DGCL” shall mean the Delaware General Corporation Law, as amended.
“Dissenting Shares” is defined in Section 2.7 of the Agreement.
“DOJ” shall mean the U.S. Department of Justice.
“DOL” is defined in Section 3.16(c) of the Agreement.
“Effective Time” is defined in Section 2.3(b) of the Agreement.
“Employee Option” shall mean each Company Option granted to a holder thereof in such holder’s capacity as an employee service provider of the Company or any of its Subsidiaries for applicable employment Tax purposes.
“Employee Plan” shall mean any management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation, salary, bonus, vacation, deferred compensation, employee loan, incentive compensation, stock purchase, stock option, severance pay, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension or retirement plan, policy, program, agreement or arrangement and each other “employee benefit plan ” within the meaning of Section 3(3) of ERISA, policy, program, agreement or

A-4.

arrangement maintained, contributed to or required to be contributed to by any of the Acquired Corporations for the benefit of any current or former Company Associate or with respect to which the Acquired Corporations has any current or future liability.
“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).
“End Date” is defined in Section 8.1(e) of the Agreement.
“Entity” shall mean any corporation (including any non-profit corporation), general partnership, limited partnership, limited liability partnership, joint venture, estate, trust, company (including any company limited by shares, limited liability company or joint stock company), firm, society or other enterprise, association, organization or entity.
“Environmental Law” shall mean any federal, state, local or foreign Legal Requirement relating to pollution or protection of human health, worker health or the environment (including ambient air, surface water, ground water, land surface or subsurface strata), including any law or regulation relating to emissions, discharges, releases or threatened releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials.
“ERISA” shall mean the Employee Retirement Income Security Act of 1974, as amended.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.
“Expiration Date” is defined in Section 1.1(c) of the Agreement.
“FDA” shall mean the United States Food and Drug Administration.
“FDCA” shall mean the Federal Food, Drug and Cosmetics Act, as amended, and all related rules, regulations and guidelines
“Extension Deadline” is defined in Section 1.1(c) of the Agreement.
“FTC” shall mean the U.S. Federal Trade Commission.
“GAAP” is defined in Section 3.4(b) of the Agreement.
“Good Clinical Practices” shall have the meaning set forth in the FDCA.
“Governmental Authorization” shall mean any permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given

A-5.

or otherwise made available by or under the authority of any Governmental Body or pursuant to any Legal Requirement.
“Governmental Body” shall mean any: (a) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature; (b) federal, state, local, municipal, foreign or other government; or (c) governmental or quasi-governmental authority of any nature including any governmental division, department, agency, commission, instrumentality, official, ministry, fund, foundation, center, organization, unit, body or Entity and any court, arbitrator or other tribunal.
“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, petroleum or petroleum-derived substance or waste.
“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“In-bound Licenses” is defined in Section 3.8(f) of the Agreement.
“In-the-money Option” is defined in Section 2.8(a) of the Agreement.
“Indebtedness” shall mean (a) any indebtedness for borrowed money (including the issuance of any debt security) to any Person other than the Company or any of its wholly owned Subsidiaries, (b) all liabilities in respect of any lease of (or other arrangement conveying the right to use) real or personal property, or a combination thereof, which are, and to the extent, required to be classified and accounted for under GAAP as capital leases, (c) any obligations evidenced by notes, bonds, debentures or similar Contracts to any Person other than the Company or any of its wholly owned Subsidiaries, (d) any obligations in respect of letters of credit and bankers’ acceptances (other than letters of credit used as security for leases to the extent not drawn), (e) any obligation under interest rate, currency or commodity derivatives or hedging transaction or (f) any guaranty of any such obligations described in clauses “(a)” through “(e)” of any Person other than the Company or any of its wholly owned Subsidiaries (other than, in any case, accounts payable to trade creditors and accrued expenses, in each case arising in the ordinary course of business).
“Indemnified Persons” is defined in Section 6.6(a) of the Agreement.
“Initial Expiration Date” is defined in Section 1.1(c) of the Agreement.
“Intellectual Property Rights” shall mean and includes all past, present, and future rights of the following types, which may exist or be created under the laws of any jurisdiction in the world: (a) rights associated with works of authorship, including exclusive exploitation rights, copyrights, moral rights, software, databases, and mask works; (b) trademarks, service marks, trade dress, logos, trade names and other source identifiers, domain names and URLs and similar rights and any goodwill associated therewith; (c) rights associated with trade secrets, know how, inventions (whether or not patentable), invention disclosures, methods, processes, designs, protocols,

A-6.

specifications, techniques and other forms of technology; (d) patents and industrial property rights; (e) other proprietary rights in intellectual property of every kind and nature; (f) rights of privacy and publicity; and (g) all registrations, renewals, extensions, combinations, statutory invention registrations, provisionals, continuations, continuations-in-part, provisionals, divisionals, reexamination certificates and reissues of, and applications for, any of the rights referred to in clauses “(a)” through “(f)” above (whether or not in tangible form and including all tangible embodiments of any of the foregoing, such as samples, studies and summaries), along with all rights to prosecute and perfect the same through administrative prosecution, registration, recordation or other administrative proceedings, and all causes of action and rights to sue or seek other remedies arising from or relating to the foregoing, including the right to receive all proceeds and damages therefrom.
“Investigation” is defined in Section 6.2(b) of the Agreement.
“IRS” shall mean the Internal Revenue Service.
“knowledge” with respect to an Entity shall mean with respect to any matter in question the actual knowledge of such Entity’s executive officers after due inquiry.
“Leased Real Property” is defined in Section 3.7(b) of the Agreement.
“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Body or any arbitrator or arbitration panel.
“Legal Requirement” shall mean any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any Governmental Body (or under the authority of the OTC).
Any event, occurrence, circumstance or development shall be deemed to have a “Material Adverse Effect” on the Acquired Corporations if such event, occurrence, circumstance or development (whether or not any such matter, considered together with all other matters, would constitute a breach of the representations, warranties, covenants or agreements of the Company set forth in the Agreement) has had or would reasonably be expected to have, individually or in the aggregate, a material adverse effect on the business, assets, financial condition or results of operations of the Acquired Corporations taken as a whole; provided, however, that none of the following shall be deemed in and of themselves, either alone or in combination, to constitute, and none of the following shall be taken into account in determining whether there is, or would reasonably likely to be, a Material Adverse Effect on the Acquired Corporations for purposes of clause (a) above: (i) any change in the market price or trading volume of the Company’s stock; (ii) any event, occurrence, circumstance or development directly resulting from the announcement or pendency of the Transactions (other than for purposes of any representation or warranty contained in Article III that expressly addresses the consequences resulting from the execution, and delivery of the

A-7.

Agreement, the announcement or pendency of the Transactions, but subject to disclosures in the applicable sections of the Company Disclosure Schedule); (iii) any event, occurrence, circumstance or development in the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions, except to the extent that the Acquired Corporations are adversely affected disproportionately relative to the other participants in such industries or the economy generally, as applicable; (iv) any event, occurrence, circumstance or development arising from or otherwise relating to fluctuations in the value of any currency, except to the extent that such event, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (v) any event, occurrence, circumstance or development arising from or otherwise relating to any act of terrorism, war, national or international calamity or any other similar event, except to the extent that such event, occurrence, circumstance or development disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; (vi) the failure of the Company to meet internal or analysts’ expectations or projections or the results of operations of the Company; (vii) any adverse effect arising directly from or otherwise directly relating to any action specifically required or permitted to be taken by the Company under the terms of the Agreement or (viii) any event, occurrence, circumstance or development arising from or otherwise relating to any change in, after the date hereof, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP), except to the extent that such event, occurrence, circumstance or development disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate or the economy generally, as applicable; it being understood that the exceptions in clauses “(i)”, and “(vi)” shall not prevent or otherwise affect a determination that the underlying cause of any such decline or failure referred to therein (if not otherwise falling within any of the exceptions provided by clauses “(ii)” through “(vi)” or “(vii)” through “(viii)” hereof) is or would be reasonably have, individually or in the aggregate with any other event, occurrence, circumstance or development, a Material Adverse Effect.
“Material Contract” is defined in Section 3.9(a) of the Agreement.
“Merger” is defined in Recital B of the Agreement.
“Merger Consideration” is defined in Section 2.5(a)(iv) of the Agreement.
“Minimum Condition” is defined in Annex I to the Agreement.
“Non-Employee Option” shall mean each Company Option granted to a holder thereof in such holder’s capacity as a non-employee service provider of the Company or any of its Subsidiaries for applicable employment Tax purposes.
“Note Purchase Agreement” shall mean the Note Purchase Agreement, dated January 27, 2017, as amended June 11, 2017, by and among the Company and certain investors named therein.
“Offer” is defined in Recital A of the Agreement.

A-8.

“Offer Acceptance Time” is defined in Section 6.1(b) of the Agreement.
“Offer Commencement Date” shall mean the date on which Purchaser commences the Offer, within the meaning of Rule 14d-2 under the Exchange Act.
“Offer Conditions” is defined in Section 1.1(b) of the Agreement.
“Offer Documents” is defined in Section 1.1(e) of the Agreement.
“Offer Price” is defined in Recital A of the Agreement.
“Offer to Purchase” is defined in Section 1.1(b) of the Agreement.
“Out-bound Licenses” is defined in Section 3.8(f) of the Agreement.
“Out-of-the-money Option” is defined in Section 2.8(a) of the Agreement.
“OTC” shall mean the OTCQB Marketplace operated by OTC Markets Group, Inc.
“Parent” is defined in the preamble to the Agreement.
“Parent Material Adverse Effect” shall mean any effect, change, event or occurrence that would, individually or in the aggregate, prevent or materially delay the ability of Parent or Purchaser to consummate the Transactions on the terms set forth herein.
“Parent Related Parties” is defined in Section 8.3(b) of the Agreement.
“Parent Consent” is defined in Section 6.15 of the Agreement.
“Parties” shall mean Parent, Purchaser and the Company.
“Paying Agent” is defined in Section 2.6(a) of the Agreement.
“Payment Fund” is defined in Section 2.6(a) of the Agreement.
“Payoff Amount” is defined in Section 2.9 of the Agreement.
“Payoff Letter” is defined in Section 2.9 of the Agreement.
“Payroll Date” is defined in Section 2.8(d).
“Permitted Encumbrance” shall mean (a) any Encumbrance that arises out of Taxes not in default and payable without penalty or interest or the validity of which is being contested in good faith by appropriate proceedings and for which adequate reserves have been provided in accordance with GAAP on the appropriate Balance Sheet, (b) any Encumbrance representing the rights of customers, suppliers and subcontractors in the ordinary course of business under the terms of any Contracts to which the relevant party is a party or under general principles of commercial or government contract law (including mechanics’, materialmen’s, carriers’, workmen’s,

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warehouseman’s, repairmen’s, landlords’ and similar liens granted or which arise in the ordinary course of business), (c) in the case of any Contract, Encumbrances that are restrictions against the transfer or assignment thereof that are included in the terms of such Contract, and (d) in the case of real property, Encumbrances that are easements, rights-of-way, encroachments, restrictions, conditions and other similar Encumbrances incurred or suffered in the ordinary course of business and which, individually or in the aggregate, do not and would not materially impair the use (or contemplated use), utility or value of the applicable real property or otherwise materially impair the present or contemplated business operations at such location, or zoning, entitlement, building and other land use regulations imposed by Governmental Bodies having jurisdiction over such real property or that are otherwise set forth on a title report.
“Person” shall mean any individual, Entity or Governmental Body.
“Pre-Closing Period” is defined in Section 5.1 of the Agreement.
“Principal Stockholders” is defined in Recital F of the Agreement.
“Purchaser” is defined in the preamble to the Agreement.
“Registered IP” shall mean all Intellectual Property Rights that are registered or issued under the authority of any Governmental Body, including all patents, registered copyrights, registered mask works, registered trademarks, service marks and trade dress, registered domain names, and all applications for any of the foregoing.
“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release of Hazardous Materials from any source into or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.
“Representatives” shall mean officers, directors, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives.
“Retention Plan” means the Company’s Key Employee Retention Plan.
“Rights Agent” is defined in Section 2.6(a) of the Agreement.
“Schedule 14D-9” is defined in Section 1.2(a) of the Agreement.
“Schedule TO” is defined in Section 1.1(e) of the Agreement.
“SEC” shall mean the United States Securities and Exchange Commission.
“Securities Act” shall mean the Securities Act of 1933, as amended.
“Shares” is defined in Recital A of the Agreement.

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“Specified Agreement” is defined in Section 8.1(f) of the Agreement.
“Stockholder List Date” is defined in Section 1.2(b).
An Entity shall be deemed to be a “Subsidiary” of another Person if such Person directly or indirectly owns or purports to own, beneficially or of record, (a) an amount of voting securities or other interests in such Entity that is sufficient to enable such Person to elect at least a majority of the members of such Entity’s Board of Directors or other governing body, or (b) at least 50% of the outstanding equity or financial interests of such Entity.
“Superior Offer” shall mean an unsolicited bona fide written Acquisition Proposal that the Board of Directors of the Company determines, in its good faith judgment, after consultation with its outside legal counsel and its financial advisor of nationally recognized reputation, if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) than the transactions contemplated by the Agreement (including any changes to the Agreement offered by Parent in response to such an Acquisition Proposal) taking into account at the time of determination all relevant circumstances, including the Person making the proposal and other aspects of the Acquisition Proposal that the Company’s Board of Directors deems relevant, including the various legal, financial and regulatory aspects of the proposal and whether it is reasonably likely to be consummated in accordance with its terms (including certainty of financing, if applicable, and likelihood of consummation); provided that for purposes of the definition of “Superior Offer”, the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “80%.”
“Surviving Corporation” is defined in Recital B of the Agreement.
“SVB Loan Agreement” shall mean the Loan and Security Agreement, dated August 7, 2015, by and among the Company, Oxford Finance LLC, and Silicon Valley Bank
“Takeover Laws” shall mean any “moratorium,” “control share acquisition,” “fair price,” “supermajority,” “affiliate transactions,” or “business combination statute or regulation” or other similar state anti-takeover laws and regulations.
“Tax” shall mean any tax (including any income tax, franchise tax, profits, capital gains tax, gross receipts tax, value-added tax, ad valorem tax, surtax, severance, license, premium, windfall profits tax, estimated tax, occupation, employment or unemployment tax, national health insurance tax, disability tax, environmental tax, excise tax, transfer tax, registration tax, stamp tax, sales tax, goods and services tax, use tax, property tax, business tax, alternative or add-on minimum tax, withholding tax or payroll tax), escheat obligation, levy, assessment, tariff, duty (including any customs duty) or other tax or other like assessment or charge of any kind whatsoever, including any charge or amount (including any fine, penalty or interest) related to any tax, imposed, assessed or collected by or under the authority of any Governmental Body.
“Tax Return” shall mean any return (including any information return), report, statement, declaration, estimate, schedule, notice, notification, form, election, certificate or other document or information filed with or submitted to, or required to be filed with or submitted to, any

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Governmental Body in connection with the determination, assessment, collection or payment of any Tax or in connection with the administration, implementation or enforcement of or compliance with any Legal Requirement relating to any Tax, and any attachments thereto or amendments thereof.
“Tender Agreements” is defined in Recital F of the Agreement.
“Termination Fee” is defined in Section 8.3(b) of the Agreement.
“Transactions” shall mean (a) the execution and delivery of the Agreement and (b) all of the transactions contemplated by the Agreement, including the Offer and the Merger.

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Exhibit B
SURVIVING CORPORATION CERTIFICATE OF INCORPORATION

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ANNEX I
CONDITIONS TO THE OFFER
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions set forth in clauses “(a)” through “(h)” below. Accordingly, notwithstanding any other provision of the Offer or this Agreement to the contrary, Purchaser shall not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, if: (A) the Minimum Condition shall not be satisfied by 8:00 a.m. Eastern Time, on the Expiration Date of the Offer; or (B) any of the additional conditions set forth in clauses “(b)” through “(h)” below shall not be satisfied or waived in writing by Parent:
(a)    there shall have been validly tendered and not validly withdrawn Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more than 50% of the sum of (x) the total number of Shares outstanding at the time of the expiration of the Offer plus (y) the aggregate number of Shares issuable to holders of Company Options from which the Company has received notices of exercise prior to the expiration of the Offer (and as to which Shares have not yet been issued to such exercising holders of Company Options), plus (z) the aggregate number of Shares issuable to holders of Company Warrants that were automatically exercised in accordance with Section 2.8(b) of this Agreement or from which the Company has received notices of exercise prior to the expiration of the Offer (and, in each case, as to which Shares have not yet been issued to such exercising holders of Company Warrants) (the “Minimum Condition”);
(b)    (1) the representations and warranties of the Company set forth in Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e) (Capitalization, Etc. ), 3.20 (Authority; Binding Nature of Agreement), 3.22 (Merger Approval) and 3.25 (Financial Advisor) of the Agreement shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Closing Date as if made on and as of such Closing Date, except (other than a result of a willful breach by the Company) where the failure to be so accurate in all respects would not reasonably be expected to result in additional cost, expense or liability to the Company, Parent and their Affiliates, individually or in the aggregate that is more than $250,000 (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (B) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(i)) only as of such date);
(i)    the representations and warranties of the Company set forth in Sections 3.3 (Capitalization, Etc.) (other than Sections 3.3(a), 3.3(c) (first sentence), 3.3(d) and 3.3(e)) of the Agreement) shall have been accurate in all material respects as of the date of the Agreement, and shall be accurate in all material respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that, for purposes of determining the accuracy of such

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representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured (subject to the applicable materiality standard as set forth in this clause (b)(ii)) only as of such date);
(ii)    the representations and warranties of the Company set forth in clause “b” of the first sentence of Section 3.5 (Absence of Changes) shall have been accurate in all respects as of the date of the Agreement and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time (it being understood that any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded);
(iii)    the representations and warranties of the Company set forth in the Agreement (other than those referred to in clauses “(b)(i)”, “(b)(ii)” or “(b)(iii)”) above) shall have been accurate in all respects as of the date of the Agreement, and shall be accurate in all respects at and as of the Offer Acceptance Time as if made on and as of such time, except that any inaccuracies in such representations and warranties will be disregarded if the circumstances giving rise to all such inaccuracies (considered collectively) do not constitute, and would not reasonably be expected to have, a Material Adverse Effect (it being understood that, for purposes of determining the accuracy of such representations and warranties, (A) all “Material Adverse Effect” qualifications and other materiality qualifications contained in such representations and warranties shall be disregarded, (B) any update of or modification to the Company Disclosure Schedule made or purported to have been made after the date of the Agreement shall be disregarded and (C) the truth and correctness of those representations or warranties that address matters only as of a specific date shall be measured only as of such date);
(c)    the Company shall have complied with or performed in all material respects the covenants and agreements that the Company is required to comply with or perform at or prior to the Offer Acceptance Time;
(d)    since the date hereof, there shall not have been any Material Adverse Effect that shall be continuing as of the Offer Acceptance Time;
(e)    Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer and Chief Financial Officer confirming that the conditions set forth in clauses “(b),” “(c)” and “(d)” of this Annex I have been duly satisfied;
(f)    there shall not have been issued by any court of competent jurisdiction or remain in effect any temporary restraining order, preliminary or permanent injunction or other order preventing the acquisition of or payment for Shares pursuant to the Offer nor shall any action have been taken, or any Legal Requirement or order promulgated, entered, enforced, enacted, issued or deemed applicable to the Offer or the Merger by any Governmental Body which directly or indirectly prohibits, or makes illegal, the acquisition of or payment for Shares pursuant to the Offer, or the consummation of the Merger;

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(g)    there shall not be pending any Legal Proceeding by a Governmental Body having authority over Parent, Purchaser or the Company (1) challenging or seeking to restrain or prohibit the consummation of the Offer or the Merger, (2) seeking to restrain or prohibit Parent’s or its Affiliates’ ownership or operation of the business of the Company, or of Parent or its Affiliates, or, (3) in connection with the Offer or the Merger, seeking any of the actions described in the second sentence of Section 6.2(a) or seeking to impose material limitations on the ability of Parent or any of its Affiliates effectively to exercise full right of ownership of the Shares;
(h)    the Note Purchase Agreement shall not have been amended in accordance with its terms since the date of the Agreement; and
(i)    this Agreement shall not have been terminated in accordance with its terms.
The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser. The failure by Parent or Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time.

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ANNEX II
FORM OF CONTINGENT VALUE RIGHT AGREEMENT

ANNEX III
FORM OF TENDER AGREEMENT